1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 27, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing

Company Limited

Financial Statements for the

Nine Months Ended September 30, 2011 and 2010 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of September 30, 2011 and 2010, and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also reviewed, in accordance with Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the nine months ended September 30, 2011 and 2010 on which we have issued an unqualified review report.

October 21, 2011

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS

SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Par Value)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$67,150,733	9	$90,399,569	14
Financial assets at fair value through profit or loss (Notes 2, 5 and 24)	583,010	—	14,383	—
Available-for-sale financial assets (Notes 2, 6 and 24)	2,735,777	1	4,048,549	1
Held-to-maturity financial assets (Notes 2, 7 and 24)	250,165	—	5,598,471	1
Receivables from related parties (Notes 3 and 25)	28,680,784	4	25,218,595	4
Notes and accounts receivable (Note 3)	21,894,123	3	27,263,732	4
Allowance for doubtful receivables (Notes 2, 3 and 8)	(485,120)	—	(540,000)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,916,289)	(1)	(6,590,121)	(1)
Other receivables from related parties (Notes 3 and 25)	1,491,316	—	657,787	—
Other financial assets (Note 26)	279,163	—	282,002	—
Inventories (Notes 2 and 9)	23,262,847	3	23,773,530	4
Deferred income tax assets (Notes 2 and 18)	918,938	—	1,965,666	—
Prepaid expenses and other current assets	1,730,515	1	1,243,888	—

Total current assets	142,575,962	20	173,336,051	27

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 24)
Investments accounted for using equity method	124,251,210	17	115,519,229	18
Available-for-sale financial assets	—	—	1,036,502	—
Held-to-maturity financial assets	1,404,002	—	1,658,671	—
Financial assets carried at cost	497,835	—	497,835	—

Total long-term investments	126,153,047	17	118,712,237	18

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 25)
Cost
Buildings	147,429,338	20	127,695,671	19
Machinery and equipment	967,085,889	133	836,615,885	129
Office equipment	13,407,880	2	11,310,109	2

	1,127,923,107	155	975,621,665	150

Accumulated depreciation	(779,461,665)	(107)	(685,650,928)	(105)
Advance payments and construction in progress	88,918,961	12	40,621,708	6

Net property, plant and equipment	437,380,403	60	330,592,445	51

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	4,674,675	1	5,608,464	1

Total intangible assets	6,242,431	1	7,176,220	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	11,090,792	1	10,200,761	2
Refundable deposits	4,689,418	1	9,059,889	1
Others (Notes 2 and 25)	1,152,898	—	437,617	—

Total other assets	16,933,108	2	19,698,267	3

TOTAL	$729,284,951	100	$649,515,220	100

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 14)	$36,019,654	5	$37,596,000	6
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 24)	173,829	—	73,530	—
Accounts payable	8,103,660	1	9,645,148	1
Payables to related parties (Note 25)	3,161,048	—	3,451,537	1
Income tax payable (Notes 2 and 18)	7,680,498	1	5,252,509	1
Other payables to related parties (Note 25)	10,693,900	1	—	—
Accrued profit sharing to employees and bonus to directors (Notes 2 and 20)	6,932,701	1	8,201,440	1
Payables to contractors and equipment suppliers	19,036,040	3	26,017,941	4
Accrued expenses and other current liabilities (Notes 16, 24 and 25)	12,029,835	2	13,471,370	2
Current portion of bonds payable (Notes 15 and 24)	4,500,000	1	—	—

Total current liabilities	108,331,165	15	103,709,475	16

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 24)	18,000,000	2	4,500,000	1
Other long-term payables (Notes 16 and 24)	—	—	156,650	—

Total long-term liabilities	18,000,000	2	4,656,650	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,830,575	1	3,815,765	—
Guarantee deposits (Note 28)	495,013	—	809,698	—

Total other liabilities	4,325,588	1	4,625,463	—

Total liabilities	130,656,753	18	112,991,588	17

CAPITAL STOCK - NT$10 PAR VALUE (Note 20)
Authorized: 28,050,000 thousand shares
Issued: 25,915,149 thousand shares in 2011
25,907,344 thousand shares in 2010	259,151,492	35	259,073,440	40

CAPITAL SURPLUS (Notes 2 and 20)	55,689,739	8	55,634,070	9

RETAINED EARNINGS (Note 20)
Appropriated as legal capital reserve	102,399,995	14	86,239,494	14
Appropriated as special capital reserve	6,433,874	1	1,313,047	—
Unappropriated earnings	181,838,097	25	137,506,581	21

	290,671,966	40	225,059,122	35

OTHERS (Notes 2, 22 and 24)
Cumulative translation adjustments	(5,586,618)	(1)	(3,761,669)	(1)
Unrealized gain (loss) on financial instruments	(1,226,783)	—	518,669	—
Treasury stock: 1,000 thousand shares	(71,598)	—	—	—

	(6,884,999)	(1)	(3,243,000)	(1)

Total shareholders’ equity	598,628,198	82	536,523,632	83

TOTAL	$729,284,951	100	$649,515,220	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 25)	$318,455,856		$308,832,522

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	3,242,741		8,715,191

NET SALES	315,213,115	100	300,117,331	100

COST OF SALES (Notes 9, 19 and 25)	175,237,212	55	154,784,733	52

GROSS PROFIT	139,975,903	45	145,332,598	48

REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	346,768	—	(136,536)	—

REALIZED GROSS PROFIT	140,322,671	45	145,196,062	48

OPERATING EXPENSES (Notes 19 and 25)
Research and development	23,347,808	7	20,084,456	6
General and administrative	9,130,402	3	8,168,276	3
Marketing	1,756,516	1	2,175,006	1

Total operating expenses	34,234,726	11	30,427,738	10

INCOME FROM OPERATIONS	106,087,945	34	114,768,324	38

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	3,531,943	1	4,677,062	2
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	782,810	1	156,175	—
Interest income	512,604	—	555,085	—
Settlement income (Note 28)	492,870	—	6,343,524	2
Technical service income (Note 25)	325,505	—	354,756	—
Others (Notes 2 and 25)	663,413	—	266,309	—

Total non-operating income and gains	6,309,145	2	12,352,911	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	$657,798	1	$—	—
Interest expense (Note 25)	276,154	—	142,824	—
Loss on disposal of property, plant and equipment (Note 2)	191,120	—	38	—
Casualty loss (Note 9)	—	—	190,992	—
Others	138,653	—	113,881	—

Total non-operating expenses and losses	1,263,725	1	447,735	—

INCOME BEFORE INCOME TAX	111,133,365	35	126,673,500	42

INCOME TAX EXPENSE (Notes 2 and 18)	8,510,734	2	5,788,940	2

NET INCOME	$102,622,631	33	$120,884,560	40

	2011		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$4.29	$3.96	$4.89	$4.67

Diluted earnings per share	$4.29	$3.96	$4.89	$4.66

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$102,622,631	$120,884,560
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,638,870	61,013,582
Unrealized (realized) gross profit from affiliates	(346,768)	136,536
Amortization of premium/discount of financial assets	9,120	13,756
Gain on disposal of available-for-sale financial assets, net	(35,151)	—
Loss on disposal of financial assets carried at cost	—	1,263
Equity in earnings of equity method investees, net	(3,531,943)	(4,677,062)
Cash dividends received from equity method investees	2,941,548	422,490
Loss (gain) on disposal of property, plant and equipment and other assets, net	70,696	(40,510)
Settlement income from receiving equity securities	—	(4,434,364)
Deferred income tax	478,443	(273,785)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(417,015)	240,890
Receivables from related parties	(3,003,144)	(2,676,822)
Notes and accounts receivable	356,782	(7,379,212)
Allowance for doubtful receivables	(2,880)	109,000
Allowance for sales returns and others	(1,425,155)	(1,993,511)
Other receivables from related parties	(100,558)	23,875
Other financial assets	139,043	822,070
Inventories	2,366,196	(4,943,314)
Prepaid expenses and other current assets	(387,631)	(339,265)
Increase (decrease) in:
Accounts payable	(2,673,005)	456,994
Payables to related parties	586,598	1,412,195
Income tax payable	571,629	(3,508,611)
Accrued profit sharing to employees and bonus to directors	(4,026,768)	1,430,102
Accrued expenses and other current liabilities	(1,489,045)	(3,522,931)
Accrued pension cost	66,557	8,589
Deferred credits	—	(47,873)

Net cash provided by operating activities	169,409,050	153,138,642

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010
CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed related to spin-off	$(1,270,340)	$—
Acquisitions of:
Property, plant and equipment	(175,162,624)	(138,922,267)
Investments accounted for using equity method	(2,734,568)	(8,125,980)
Financial assets carried at cost	—	(480)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	1,035,151	—
Held-to-maturity financial assets	4,539,000	14,893,000
Financial assets carried at cost	—	3,370
Property, plant and equipment and other assets	3,055,991	62,293
Increase in deferred charges	(1,069,352)	(1,177,741)
Decrease (increase) in refundable deposits	3,949,331	(6,361,773)
Increase in other assets	(18,200)	—

Net cash used in investing activities	(167,675,611)	(139,629,578)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	5,111,017	37,596,000
Increase in other payables to related parties	10,693,900	—
Proceeds from issuance of bonds	18,000,000	—
Decrease in guarantee deposits	(252,874)	(191,678)
Proceeds from exercise of employee stock options	155,955	150,760
Acquisition of treasury stock	(71,598)	—
Cash dividends	(77,730,236)	(77,708,120)

Net cash used in financing activities	(44,093,836)	(40,153,038)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(42,360,397)	(26,643,974)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	109,511,130	117,043,543

CASH AND CASH EQUIVALENTS, END OF PERIOD	$67,150,733	$90,399,569

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$292,211	$171,888

Income tax paid	$7,436,712	$9,477,093

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$153,008,625	$135,815,549
Decrease in payables to contractors and equipment suppliers	22,154,481	3,229,638
Nonmonetary exchange trade-out price	(482)	(122,920)

Cash paid	$175,162,624	$138,922,267

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010

Disposal of property, plant and equipment and other assets	$3,173,046	$620,872
Increase in other receivables from related parties	(116,573)	(435,659)
Nonmonetary exchange trade-out price	(482)	(122,920)

Cash received	$3,055,991	$62,293

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$816,379	$614,061

SUPPLEMENTAL INFORMATION FOR SPIN-OFF BUSINESSES

In August 2011, the Company transferred the solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively. The relevant information about spin-off was as follows:

	TSMC SSL	TSMC Solar	Total

Acquired investments accounted for using equity method	$2,270,000	$11,180,000	$13,450,000

Non-cash items transferred
Current assets	36,050	18,807	54,857
Long-term investments	2,872	7,912,710	7,915,582
Property, plant and equipment	1,929,563	2,372,214	4,301,777
Other assets	234,696	201,677	436,373
Current liabilities	(292,728)	(337,439)	(630,167)
Other liabilities	(36,272)	(25,218)	(61,490)
Capital surplus	—	(56,094)	(56,094)
Unrealized gain (loss) on financial instruments	—	(3,298)	(3,298)
Cumulative translation adjustments	256	221,864	222,120

	(1,874,437)	(10,305,223)	(12,179,660)

Cash contributed related to spin-off	$395,563	$874,777	$1,270,340

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, respectively.

On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of September 30, 2011 and 2010, the Company had 29,920 and 28,953 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the period. The fair value of debt securities is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

The Company’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Companies are required to evaluate for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are deferred until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. While disposing of the treasury stock, the treasury stock shall be reversed, and if the disposal value is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Spin-off

In accordance with the Company’s organization realignment, the Company contributed net assets, including cash, to the newly formed subsidiaries in exchange for all of the shares of those subsidiaries. The net assets transferred are reflected at their net book value without recognizing any gain or loss.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s financial statements as of and for the nine months ended September 30, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting.” The Company conformed to the disclosure requirements as of and for the nine months ended September 30, 2011. The information for the nine months ended September 30, 2010 has been recast to reflect the new segment reporting requirement.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2011	2010

Cash and deposits in banks	$63,280,563	$87,348,689
Repurchase agreements collateralized by government bonds	3,870,170	3,050,880

	$67,150,733	$90,399,569

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2011	2010

Trading financial assets

Forward exchange contracts	$583,010	$3,241
Cross currency swap contracts	—	11,142

	$583,010	$14,383

Trading financial liabilities

Forward exchange contracts	$66,378	$73,530
Cross currency swap contracts	107,451	—

	$173,829	$73,530

The Company entered into derivative contracts during the nine months ended September 30, 2011 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

September 30, 2011

Sell NT$/Buy US$	October 2011	NT$10,093,875/US$350,000
Sell US$/Buy NT$	October 2011	US$110,000/NT$3,292,775

September 30, 2010

Sell EUR/Buy NT$	October 2010	EUR139,000/NT$5,851,568
Sell US$/Buy NT$	October 2010	US$30,000/NT$939,400

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2011

October 2011	US$117,000/NT$3,470,950	1.27%-4.40%	0.00%-0.00%

September 30, 2010

October 2010	US$90,000/NT$2,830,540	0.46%	0.00%-0.00%

For the nine months ended September 30, 2011 and 2010, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$782,810 thousand and NT$156,175 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2011	2010

Overseas publicly traded stock	$2,735,777	$4,048,549
Corporate bonds	—	1,036,502

	2,735,777	5,085,051
Current portion	(2,735,777)	(4,048,549)

	$—	$1,036,502

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2011	2010

Corporate bonds	$1,654,167	$7,257,142
Current portion	(250,165)	(5,598,471)

	$1,404,002	$1,658,671

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended September 30
	2011	2010

Balance, beginning of period	$488,000	$431,000
Provision	—	109,000
Write-off	(2,880)	—

Balance, end of period	$485,120	$540,000

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended September 30
	2011	2010

Balance, beginning of period	$7,341,444	$8,583,632
Provision	3,242,741	8,715,191
Write-off	(4,667,896)	(10,708,702)

Balance, end of period	$5,916,289	$6,590,121

9.	INVENTORIES

	September 30
	2011	2010

Finished goods	$4,260,884	$3,007,453
Work in process	16,517,292	18,087,605
Raw materials	1,410,292	1,490,972
Supplies and spare parts	1,074,379	1,187,500

	$23,262,847	$23,773,530

Write-down of inventories to net realizable value in the amount of NT$300,629 thousand and NT$582,149 thousand, respectively, were included in the cost of sales for the nine months ended September 30, 2011 and 2010. Inventory losses related to earthquake in the amount of NT$190,992 thousand were classified under non-operating expenses and losses for the nine months ended September 30, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

TSMC Global Ltd. (TSMC Global)	$44,274,921	100	$44,892,711	100
TSMC Partners, Ltd. (TSMC Partners)	34,888,811	100	33,943,317	100
TSMC Solar	10,847,842	100	—	—
Vanguard International Semiconductor Corporation (VIS)	8,918,553	38	9,424,817	38
TSMC China Company Limited (TSMC China)	8,460,740	100	3,654,158	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,109,136	39	6,890,171	39
TSMC North America	3,001,878	100	2,827,009	100
TSMC SSL	2,063,176	100	—	—
Xintec Inc. (Xintec)	1,610,795	40	1,618,701	41
VentureTech Alliance Fund III, L.P. (VTAF III)	1,247,111	52	2,852,802	99
Global UniChip Corporation (GUC)	1,117,076	35	1,061,303	35

(Continued)

	September 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

VentureTech Alliance Fund II, L.P. (VTAF II)	$1,022,280	98	$1,093,417	98
Emerging Alliance Fund, L.P. (Emerging Alliance)	291,196	99	320,426	99
TSMC Europe B.V. (TSMC Europe)	209,723	100	182,022	100
TSMC Japan Limited (TSMC Japan)	165,630	100	150,896	100
TSMC Korea Limited (TSMC Korea)	22,342	100	20,559	100
Motech Industries Inc. (Motech)	—	—	6,533,432	20
TSMC Solar Europe B.V. (TSMC Solar Europe)	—	—	25,638	100
TSMC Solar North America, Inc. (TSMC Solar NA)	—	—	24,717	100
TSMC Lighting North America, Inc. (TSMC Lighting NA)	—	—	3,133	100

	$124,251,210		$115,519,229

(Concluded)

In the third quarter of 2011, the Company increased its investment in TSMC China for the amount of NT$2,176,000 thousand, and the Company has received the approval from the Investment Commission of Ministry of Economic Affairs.

For the renewable energy and efficiency related businesses development, the Company established wholly-owned subsidiaries, TSMC Solar NA, TSMC Solar Europe and TSMC Lighting NA, in the third quarter of 2010. In addition, to foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011. Furthermore, the Company adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring Motech, TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar. As of August 1, 2011, the net book values of the Company’s certain assets, liabilities and shareholders’ equity, including cash, contributed to TSMC SSL and TSMC Solar in exchange for all the shares of TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

For the year ended December 31, 2010, the Company increased its investment in VTAF III for the amount of NT$1,862,278 thousand, and the Company’s percentage of ownership in VTAF III increased from 98% to 99%. Primarily due to the aforementioned transfer, the Company’s percentage of ownership further decreased to 52%.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited unless permitted by other related regulations.

For the nine months ended September 30, 2011 and 2010, equity in earnings/losses of equity method investees was a net gain of NT$3,531,943 thousand and NT$4,677,062 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except those of Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the nine months ended September 30, 2011 and those of VTAF II, Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the nine months ended September 30, 2010. The Company believes that, had the aforementioned equity method investees’ financial statements been reviewed, any adjustments arising would have no material effect on the Company’s financial statements.

As of September 30, 2011 and 2010, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$12,574,108 thousand and NT$13,789,014 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended September 30
	2011	2010

Balance, beginning of period	$2,504,496	$1,429,118
Additions	—	2,055,660
Amortizations	(641,656)	(726,392)
Effect of spin-off	(1,507,430)	—

Balance, end of period	$355,410	$2,758,386

Movements of the difference allocated to goodwill were as follows:

	Nine Months Ended September 30
	2011	2010

Balance, beginning of period	$1,415,565	$1,061,885
Additions	—	353,680
Effect of spin-off	(353,680)	—

Balance, end of period	$1,061,885	$1,415,565

11.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2011	2010

Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	159,251

	$497,835	$497,835

12.	PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2011
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Spin-off	Balance, End of Period
Cost
Buildings	$128,646,942	$20,274,732	$(34,499)	$(388)	$(1,457,449)	$147,429,338
Machinery and equipment	852,733,592	117,352,327	(1,672,870)	(27,279)	(1,299,881)	967,085,889
Office equipment	11,730,537	2,016,312	(299,897)	—	(39,072)	13,407,880

	993,111,071	$139,643,371	$(2,007,266)	$(27,667)	$(2,796,402)	1,127,923,107

Accumulated depreciation
Buildings	81,347,877	$6,648,533	$(11,864)	$(55)	$(25,639)	87,958,852
Machinery and equipment	616,495,207	67,519,124	(1,619,962)	(15,623)	(192,323)	682,186,423
Office equipment	8,762,361	857,053	(299,897)	—	(3,127)	9,316,390

	706,605,445	$75,024,710	$(1,931,723)	$(15,678)	$(221,089)	779,461,665

Advance payments and construction in progress	80,348,673	$13,365,254	$(3,068,502)	$—	$(1,726,464)	88,918,961

	$366,854,299					$437,380,403

	Nine Months Ended September 30, 2010
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Balance, End of Period

Cost
Buildings	$124,522,047	$3,309,121	$(135,497)	$—	$127,695,671
Machinery and equipment	713,426,126	124,067,387	(1,017,470)	139,842	836,615,885
Office equipment	10,781,099	1,185,072	(655,620)	(442)	11,310,109

	848,729,272	$128,561,580	$(1,808,587)	$139,400	975,621,665

Accumulated depreciation
Buildings	73,525,160	$6,012,896	$(128,466)	$—	79,409,590
Machinery and equipment	545,693,910	52,869,076	(1,017,066)	139,842	597,685,762
Office equipment	8,545,253	666,347	(655,582)	(442)	8,555,576

	627,764,323	$59,548,319	$(1,801,114)	$139,400	685,650,928

Advance payments and construction in progress	33,786,577	$7,253,969	$(418,838)	$—	40,621,708

	$254,751,526				$330,592,445

No interest was capitalized during the nine months ended September 30, 2011 and 2010.

13.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2011
	Balance, Beginning of Period	Additions	Amortization	Effect of Spin-off	Balance, End of Period

Technology license fees	$2,277,832	$10,308	$(502,825)	$—	$1,785,315
Software and system design costs	2,075,935	905,237	(786,921)	(19,392)	2,174,859
Patent and others	1,102,660	153,807	(318,269)	(223,697)	714,501

	$5,456,427	$1,069,352	$(1,608,015)	$(243,089)	$4,674,675

	Nine Months Ended September 30, 2010
	Balance, Beginning of Period	Additions	Amortization	Balance, End of Period

Technology license fees	$2,979,801	$—	$(534,476)	$2,445,325
Software and system design costs	1,646,973	966,623	(652,432)	1,961,164
Patent and others	1,264,911	211,118	(274,054)	1,201,975

	$5,891,685	$1,177,741	$(1,460,962)	$5,608,464

14.	SHORT-TERM LOANS

	September 30
	2011	2010

Unsecured loans:
US$1,058,200 thousand and EUR88,725 thousand, due by November 2011, and annual interest at 0.40%-1.50% in 2011; US$1,200,000 thousand, due by October 2010, and annual interest at 0.39%-0.54% in 2010	$36,019,654	$37,596,000

15.	BONDS PAYABLE

	September 30
	2011	2010

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$—
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	—
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	4,500,000	4,500,000

	22,500,000	4,500,000
Current portion	(4,500,000)	—

	$18,000,000	$4,500,000

16.	OTHER LONG-TERM PAYABLES

The Company’s other long-term payables mainly resulted from license agreements for certain semiconductor-related patents.

As of September 30, 2011, future payments for other long-term payables (classified under accrued expenses and other current liabilities) due within one year amounted to NT$816,379 thousand.

17.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$843,618 thousand and NT$672,785 thousand for the nine months ended September 30, 2011 and 2010, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$226,549 thousand and NT$177,084 thousand for the nine months ended September 30, 2011 and 2010, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Nine Months Ended September 30
	2011	2010

The Fund
Balance, beginning of period	$2,835,231	$2,595,717
Contributions	161,157	159,705
Interest	27,083	41,105
Payments	(7,339)	(11,050)

Balance, end of period	$3,016,132	$2,785,477

Accrued pension cost
Balance, beginning of period	$3,824,601	$3,807,176
Accruals	66,557	8,589
Effect of spin-off	(60,583)	—

Balance, end of period	$3,830,575	$3,815,765

18.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rate and income tax currently payable was as follows:

	Nine Months Ended September 30
	2011	2010

Income tax expense based on “income before income tax” at statutory rate (17%)	$18,892,672	$21,534,495
Tax effect of the following:
Tax-exempt income	(10,599,946)	(12,295,454)
Temporary and permanent differences	(948,657)	(616,048)
Additional income tax under Alternative Minimum Tax Act	116,718	—
Additional tax at 10% on unappropriated earnings	6,259,344	127,489
Income tax credits used	(6,259,344)	(3,678,333)

Income tax currently payable	$7,460,787	$5,072,149

b.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2011	2010

Income tax currently payable	$7,460,787	$5,072,149
Income tax adjustments on prior years	464,078	980,428
Other income tax adjustments	107,426	10,148
Net change in deferred income tax assets
Investment tax credits	2,367,900	(6,965,003)
Temporary differences	229,708	65,697
Valuation allowance	(2,118,272)	6,625,521
Effect of spin-off	(893)	—

Income tax expense	$8,510,734	$5,788,940

c.	Net deferred income tax assets consisted of the following:

	September 30
	2011	2010

Current deferred income tax assets
Investment tax credits	$—	$1,096,995
Temporary differences
Allowance for sales returns and others	502,885	566,750
Unrealized gain/loss on financial instruments	288,760	65,589
Others	127,293	236,332

	$918,938	$1,965,666

Noncurrent deferred income tax assets
Investment tax credits	$19,607,314	$20,599,749
Temporary differences
Depreciation	1,829,967	1,990,080
Others	188,001	35,785
Valuation allowance	(10,534,490)	(12,424,853)

	$11,090,792	$10,200,761

Effective in May 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. The Company recalculated its deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

d.	Integrated income tax information:

The balance of the imputation credit account as of September 30, 2011 and 2010 was NT$4,016,138 thousand and NT$1,669,533 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2010 and 2009 were 4.95% and 9.85%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2011, investment tax credits consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$3,202,253	$597,292	2012
		6,513,605	6,513,605	2013
		7,002,482	7,002,482	2014
		482,351	482,351	2015

		$17,200,691	$14,595,730

Statute for Upgrading Industries	Research and development expenditures	$1,772,824	$—	2012
		4,994,463	4,994,463	2013

		$6,767,287	$4,994,463

Statute for Upgrading Industries	Personnel training expenditures	$17,391	$—	2012
		17,121	17,121	2013

		$34,512	$17,121

Statute for Industrial Innovation	Research and development expenditures	$1,864,168	$—	2011

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2003	2007 to 2011
Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
Construction and expansion of 2006	2011 to 2015

h.	The tax authorities have examined income tax returns of the Company through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$17,952,195	$12,634,100	$30,586,295
Labor and health insurance	930,786	531,192	1,461,978
Pension	681,369	388,798	1,070,167
Meal	486,450	202,667	689,117

(Continued)

	Nine Months Ended September 30, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Welfare	$175,648	$101,976	$277,624
Others	33,348	27,488	60,836

	$20,259,796	$13,886,221	$34,146,017

Depreciation	$70,045,124	$4,971,754	$75,016,878

Amortization	$1,044,257	$563,758	$1,608,015

(Concluded)

	Nine Months Ended September 30, 2010
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$17,941,777	$13,265,190	$31,206,967
Labor and health insurance	670,276	382,460	1,052,736
Pension	540,957	308,912	849,869
Meal	403,413	163,910	567,323
Welfare	161,132	95,271	256,403
Others	50,792	18,560	69,352

	$19,768,347	$14,234,303	$34,002,650

Depreciation	$55,796,317	$3,739,803	$59,536,120

Amortization	$933,660	$527,302	$1,460,962

20.	SHAREHOLDERS’ EQUITY

As of September 30, 2011, 1,092,313 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,461,567 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	September 30
	2011	2010

Additional paid-in capital	$23,734,158	$23,562,191
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	256,946	373,244
Donations	55	55

	$55,689,739	$55,634,070

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$6,887,967 thousand and NT$8,162,440 thousand for the nine months ended September 30, 2011 and 2010, respectively. Bonuses to directors were accrued based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2010 and 2009 had been approved in the shareholders’ meetings held on June 9, 2011 and June 15, 2010, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009

Legal capital reserve	$16,160,501	$8,921,784
Special capital reserve	5,120,827	1,313,047
Cash dividends to shareholders	77,730,236	77,708,120	$3.00	$3.00

	$99,011,564	$87,942,951

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand for 2010, respectively, and profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, had been approved in the shareholders’ meeting held on June 9, 2011 and June 15, 2010, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and February 9, 2010 and same amount had been charged against earnings of 2010 and 2009, respectively.

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2011.

Information about outstanding options for the nine months ended September 30, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Nine months ended September 30, 2011

Balance, beginning of period	21,437	$31.4
Options exercised	(5,071)	30.8

Balance, end of period	16,366	31.8

Nine months ended September 30, 2010

Balance, beginning of period	28,810	$32.4
Options exercised	(4,638)	32.5

Balance, end of period	24,172	32.5

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of September 30, 2011, information about outstanding options was as follows:

	Options Outstanding
Range of Exercise Price	Number of Options	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price
(NT$)	(In Thousands)	(Years)	(NT$)

$20.9-$29.3	12,361	1.5	$27.3
38.0- 50.1	4,005	3.2	45.7

	16,366	1.9	31.8

As of September 30, 2011, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2011 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the nine months ended September 30, 2011 and 2010 would have been as follows:

Assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Nine Months Ended September 30
	2011	2010

Net income:
Net income as reported	$102,622,631	$120,884,560
Pro forma net income	102,618,784	120,871,974

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$3.96	$4.67
Pro forma basic EPS	3.96	4.67
Diluted EPS as reported	3.96	4.66
Pro forma diluted EPS	3.96	4.66

22.	TREASURY STOCK

		(Shares in Thousands)
Purpose of Treasury Stock	Number of Shares, Beginning of Period	Addition	Number of Shares, End of Period

Nine months ended September 30, 2011

Shareholders executed the appraisal right	—	1,000	1,000

In August 2011, at the option of the shareholders of the Company, certain shareholders requested the Company to buy back their shares pursuant to the Company Law. As of September 30, 2011, the book value and market value of treasury stock were NT$71,598 thousand and NT$69,998 thousand, respectively.

Under the Securities and Exchange Act, the Company shall neither pledge treasury stock nor exercise shareholders’ rights on these shares, such as rights to dividends and to vote.

23.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of Shares (Denominator) (In Thousands)	EPS (NT$)
	Amounts (Numerator)			Before Income Tax	After Income Tax
	Before Income Tax	After Income Tax

Nine months ended September 30, 2011

Basic EPS
Earnings available to common shareholders	$111,133,365	$102,622,631	25,913,755	$4.29	$3.96

Effect of dilutive potential common shares	—	—	10,178

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$111,133,365	$102,622,631	25,923,933	$4.29	$3.96

(Continued)

			Number of Shares (Denominator) (In Thousands)	EPS (NT$)
	Amounts (Numerator)			Before Income Tax	After Income Tax
	Before Income Tax	After Income Tax

Nine months ended September 30, 2010

Basic EPS
Earnings available to common shareholders	$126,673,500	$120,884,560	25,904,889	$4.89	$4.67

Effect of dilutive potential common shares	—	—	12,923

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$126,673,500	$120,884,560	25,917,812	$4.89	$4.66

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the nine months ended September 30, 2010 to remain at NT$4.67 and NT$4.66, respectively.

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$583,010	$583,010	$14,383	$14,383
Available-for-sale financial assets	2,735,777	2,735,777	5,085,051	5,085,051
Held-to-maturity financial assets	1,654,167	1,682,068	7,257,142	7,348,294
Financial assets carried at cost	497,835	—	497,835	—

Liabilities

Financial liabilities at fair value through profit or loss	173,829	173,829	73,530	73,530
Bonds payable (including current portion)	22,500,000	22,561,211	4,500,000	4,547,696
Other long-term payables (including current portion)	816,379	816,379	770,711	770,711

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c.	The changes in fair value of derivatives contracts for the nine months ended September 30, 2011 and 2010 estimated using valuation techniques were recognized as a net gain of NT$409,181 thousand and a net loss of NT$59,147 thousand, respectively.

d.	As of September 30, 2011 and 2010, financial assets exposed to fair value interest rate risk were NT$2,237,177 thousand and NT$8,308,027 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$58,693,483 thousand and NT$42,169,530 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the nine months ended September 30, 2011 and 2010 were as follows:

	Nine Months Ended September 30, 2011
	From Available- for-sale Financial Assets	Equity- method Investments	Total

Balance, beginning of period	$(395,306)	$504,595	$109,289
Recognized directly in shareholders’ equity	(1,035,704)	(261,919)	(1,297,623)
Removed from shareholders’ equity and recognized in earnings	(35,151)	—	(35,151)
Effect of spin-off	(3,298)	—	(3,298)

Balance, end of period	$(1,469,459)	$242,676	$(1,226,783)

	Nine Months Ended September 30, 2010
	From Available- for-sale Financial Assets	Equity- method Investments	Total

Balance, beginning of period	$46,672	$406,949	$453,621
Recognized directly in shareholders’ equity	(330,396)	395,444	65,048

Balance, end of period	$(283,724)	$802,393	$518,669

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

25.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Subsidiaries

TSMC North America

TSMC China

TSMC Europe

TSMC Japan

TSMC Global

b.	Investees

Xintec (holding a controlling financial interest)

GUC (accounted for using the equity method, as the Company had no controlling interest in GUC since July 2011)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology, Inc. (TSMC Technology)

TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using the equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2011		2010
	Amount	%	Amount	%

For the nine months ended September 30

Sales
TSMC North America	$175,631,354	55	$160,415,902	52
Others	3,003,084	1	2,094,763	1

	$178,634,438	56	$162,510,665	53

Purchases
TSMC China	$7,576,707	20	$6,206,526	17
WaferTech	5,753,541	16	5,958,529	17
VIS	4,313,015	12	3,643,305	10
SSMC	2,963,867	8	3,383,596	10
Others	126,405	—	—	—

	$20,733,535	56	$19,191,956	54

Manufacturing expenses
Xintec (rent and outsourcing)	$234,394	—	$214,590	—
VisEra (outsourcing)	12,807	—	34,434	—
VIS (rent)	5,902	—	—	—

	$253,103	—	$249,024	—

Marketing expenses - commission
TSMC Europe	$278,938	16	$321,483	15
TSMC Japan	204,379	11	196,939	9
TSMC China	48,001	3	42,140	2
Others	15,239	1	14,362	—

	$546,557	31	$574,924	26

Research and development expenses
TSMC Technology (primarily consulting fee)	$379,328	2	$425,892	2
TSMC Canada (primarily consulting fee)	134,611	1	141,212	1
TSMC Europe	32,781	—	18,989	—
VIS (primarily rent)	1,984	—	8,730	—
Others	27,432	—	19,961	—

	$576,136	3	$614,784	3

	2011		2010
	Amount	%	Amount	%

Sales of property, plant and equipment and other assets
TSMC China	$2,691,880	85	$383,473	62
WaferTech	72,880	2	31,679	5
VIS	36,008	1	37,011	6
Others	253	—	10,660	2

	$2,801,021	88	$462,823	75

Purchases of property, plant and equipment
TSMC China	$70,491	—	$66,097	—
VIS	—	—	15,865	—
WaferTech	—	—	9,624	—

	$70,491	—	$91,586	—

Non-operating income and gains
VIS (primarily technical service income)	$179,067	3	$226,256	2
SSMC (primarily technical service income)	160,376	2	145,625	1
TSMC China	99,973	2	42,425	—
VisEra (rent)	2,200	—	—	—
Others	1,516	—	9,655	—

	$443,132	7	$423,961	3

As of September 30

Receivables
TSMC North America	$28,158,589	98	$24,574,148	97
Others	522,195	2	644,447	3

	$28,680,784	100	$25,218,595	100

Other receivables
TSMC China	$1,318,300	88	$383,334	58
VIS	85,453	6	150,589	23
SSMC	47,921	3	49,752	8
WaferTech	10,058	1	39,956	6
Others	29,584	2	34,156	5

	$1,491,316	100	$657,787	100

Payables
VIS	$1,011,671	32	$1,122,687	33
TSMC China	878,485	28	873,981	25
WaferTech	657,374	21	671,004	19
SSMC	342,654	11	434,236	13
Others	270,864	8	349,629	10

	$3,161,048	100	$3,451,537	100

Other assets
TSMC China	$9,048	1	$20,821	5

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain machinery and equipment to VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental income was received monthly and the related income was classified under non-operating income and gains.

The Company deferred the disposal losses (classified under other assets) derived from sales of property, plant and equipment to TSMC China, and then recognized such losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

The Company borrowed funds from related parties (classified under other payable from related parties) in July 2011. Additional disclosures consisted of the following:

	Nine Months Ended September 30, 2011
Financing Name	Maximum Balance	Date	Ending Balance	Interest Rate	Interest Expense	Interest Payable

TSMC Global	$24,684,000	July 2011 to December 2011	$10,693,900	0.3544%	$19,771	$20,398

26.	PLEDGED OR MORTGAGED ASSETS

As of September 30, 2011, the Company had no assets set aside as collateral. As of September 30, 2010, the Company had pledged time deposits of NT$25,864 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee.

27.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2011 to September 2030 and can be renewed upon expiration.

As of September 30, 2011, future lease payments were as follows:

Year	Amount

2011 (4th quarter)	$108,337
2012	470,829
2013	446,091
2014	431,747
2015	421,426
2016 and thereafter	3,886,798

$5,765,228

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of September 30, 2011, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of September 30, 2011, the Company had a total of US$14,051 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010 and obtained the subsequent cash settlement income in accordance with the agreement.

e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

29.	SPIN-OFF BUSINESS INFORMATION

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, on August 1, 2011. As of August 1, 2011, the net book values transferred to TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

The book values of transferred assets and liabilities were as follows:

	TSMC SSL	TSMC Solar	Total

Current assets	$431,613	$893,584	$1,325,197
Long-term investments	2,872	7,912,710	7,915,582
Property, plant and equipment	1,929,563	2,372,214	4,301,777
Other assets	234,696	201,677	436,373
Current liabilities	(292,728)	(337,439)	(630,167)
Other liabilities	(36,272)	(25,218)	(61,490)
Capital surplus	—	(56,094)	(56,094)
Unrealized gain (loss) on financial instruments	—	(3,298)	(3,298)
Cumulative translation adjustments	256	221,864	222,120

	$2,270,000	$11,180,000	$13,450,000

30.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	September 30
	2011		2010
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)
Financial assets

Monetary items
USD	$1,785,057	30.554	1,900,339	31.330
EUR	125,219	41.56	205,287	42.73
JPY	21,473,431	0.3996	19,229,106	0.3766

(Continued)

	September 30
	2011		2010
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Non-monetary items
HKD	$697,902	3.92	$1,002,116	4.04
Investments accounted for using equity method
USD	2,964,545	30.554	2,949,112	31.330
EUR	5,046	41.56	4,860	42.73
JPY	414,489	0.3996	400,679	0.3766
RMB	1,765,780	4.81	780,908	4.69

Financial liabilities

Monetary items
USD	1,909,980	30.554	1,828,540	31.330
EUR	127,408	41.56	139,511	42.73
JPY	22,731,973	0.3996	21,268,163	0.3766

(Concluded)

Note: Exchange	rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

31.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Do not meet the criteria for hedge accounting

1)	TSMC China

TSMC China entered into forward exchange contracts during the nine months ended September 30, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell RMB/Buy US$	October 2011	RMB383,780/US$60,000
Sell EUR/Buy US$	October 2011	EUR3,530/US$4,955
Sell US$/Buy EUR	October 2011	US$10,212/EUR7,412
Sell US$/Buy JPY	October 2011	US$7,023/JPY543,111

For the nine months ended September 30, 2011, net losses arising from forward exchange contracts of TSMC China amounted to NT$36,609 thousand.

2)	Xintec

Xintec entered into forward exchange contracts during the nine months ended September 30, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	October 2011 to November 2011	US$17,600/NT$512,867

For the nine months ended September 30, 2011, net losses arising from forward exchange contracts of Xintec amounted to NT$26,097 thousand.

3)	TSMC Partners

TSMC Partners entered into forward exchange contracts during the nine months ended September 30, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell RMB/Buy US$	October 2011	RMB1,442,845/US$226,000

For the nine months ended September 30, 2011, net losses arising from forward exchange contracts of TSMC Partners amounted to NT$134,178 thousand.

4)	TSMC Solar

TSMC Solar entered into forward exchange contracts during the nine months ended September 30, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell JPY/Buy NT$	October 2011 to November 2011	JPY64,300/NT$25,640
Sell NT$/Buy JPY	November 2011	NT$92,277/JPY240,000
Sell NT$/Buy US$	November 2011 to December 2011	NT$249,965/US$8,300
Sell NT$/Buy EUR	November 2011	NT$41,400/EUR1,000

For the nine months ended September 30, 2011, net gains arising from forward exchange contracts of TSMC Solar amounted to NT$7,121 thousand.

5)	TSMC SSL

TSMC SSL entered into forward exchange contracts during the nine months ended September 30, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	October 2011	US$470/NT$14,290
Sell NT$/Buy US$	November 2011	NT$157,140/US$5,400

For the nine months ended September 30, 2011, net gains arising from forward exchange contracts of TSMC SSL amounted to NT$7,855 thousand.

Meet the criteria for hedge accounting

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of September 30, 2011, the outstanding interest rate swap contract of Xintec consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value September 30, 2011	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

Long-term bank loans	Interest rate swap contract	$(356)	2011 to 2012	2011 to 2012

For the nine months ended September 30, 2011, the adjustment for current period to shareholders’ equity amounted to a loss of NT$106 thousand for the above Xintec’s interest rate swap contract. The amount removed from shareholders’ equity and recognized as a loss amounted to NT$564 thousand.

k.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 25.

32.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Name	Financial statement Account	Counter- party	Financing Limit for Each Borrowing Company	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Reason for Financing	Allowance for Bad Debt	Collateral		Transaction Amounts	Financing Company’s Financing Amount Limits (Note 2)
														Item	Value

1	TSMC Partners	Long-term receivables from related parties	TSMC China	(Note 1)	$ (US$	7,638,500 250,000)	$ (US$	7,638,500 250,000)	$ (US$	7,638,500 250,000)	0.25%- 0.26%	Purchase equipment	$—	—	$—	$—	$34,888,811
		Other receivables from related parties	TSMC Solar	(Note 1)	(US$	1,222,160 40,000)	(US$	1,222,160 40,000)	(US$	168,047 5,500)	0.4017%	Operating capital	—	—	—	—	34,888,811

2	TSMC Global	Other receivables from related parties	TSMC	(Note 1)	(US$	24,684,000 850,000)	(US$	10,693,900 350,000)	(US$	10,693,900 350,000)	0.3544%	Support the parent company’s short-term operation requirement	—	—	—	—	44,274,921

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners and TSMC Global, respectively. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not subjected to this restriction.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and TSMC Global, respectively.
Note 3:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
				Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$1,099,559	N/A	$1,126,006
	China Steel Corporation	—	〃	—	304,443	N/A	305,871
	Formosa Petrochemical Corporation	—	〃	—	175,066	N/A	175,086
	Taiwan Power Company	—	〃	—	75,099	N/A	75,105

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493	2,735,777	7	2,735,777
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	44,274,921	100	44,274,921
	TSMC Partners	Subsidiary	〃	988,268	34,888,811	100	34,888,811
	TSMC Solar	Subsidiary	〃	1,118,000	10,847,842	100	10,847,842
	VIS	Investee accounted for using equity method	〃	628,223	8,918,553	38	6,784,814
	SSMC	Investee accounted for using equity method	〃	314	6,109,136	39	5,878,735
	TSMC North America	Subsidiary	〃	11,000	3,001,878	100	3,001,878
	TSMC SSL	Subsidiary	〃	227,000	2,063,176	100	2,063,176
	Xintec	Investee with a controlling financial interest	〃	94,011	1,610,795	40	1,610,795
	GUC	Investee accounted for using equity method	〃	46,688	1,117,076	35	5,789,294
	TSMC Europe	Subsidiary	〃	—	209,723	100	209,723
	TSMC Japan	Subsidiary	〃	6	165,630	100	165,630
	TSMC Korea	Subsidiary	〃	80	22,342	100	22,342

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
				Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	328,138
	Shin-Etsu Handotai Taiwan Co., Ltd	—	〃	10,500	105,000	7	347,827
	W.K. Technology Fund IV	—	〃	4,000	40,000	2	40,325

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	〃	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	8,460,740	100	8,493,403
	VTAF III	Subsidiary	〃	—	1,247,111	52	1,226,659
	VTAF II	Subsidiary	〃	—	1,022,280	98	1,016,511
	Emerging Alliance	Subsidiary	〃	—	291,196	99	291,196

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	5,999,174	20	4,194,439
	TSMC Solar Europe	Subsidiary	〃	—	270,054	100	270,054
	TSMC Solar NA	Subsidiary	〃	1	73,371	100	73,371

(Continued)

				September 30, 2011						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—		$1,696,911	47		$1,696,911

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		3,051	100		3,051

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,081	N/A	US$	20,367
	General Elec Cap Corp. Mtn	—	〃	—	US$	20,080	N/A	US$	20,809

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	454,661	100	US$	454,661
	VisEra Holding Company	Investee accounted for using equity method	〃	43,000	US$	89,041	49	US$	89,041
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	〃	787	US$	11,258	97	US$	11,258
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	〃	14,153	US$	9,988	97	US$	9,988
	TSMC Technology	Subsidiary	〃	1	US$	10,420	100	US$	10,420
	TSMC Canada	Subsidiary	〃	2,300	US$	3,864	100	US$	3,864
	Mcube Inc.	Investee accounted for using equity method	〃	5,333		—	82		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		—	5		—

(Continued)

				September 30, 2011						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	8	US$	5,000

TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	286	US$	3,490	—	US$	3,490

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,122	N/A	US$	20,809
	JP Morgan Chase & Co.	—	〃	—	US$	15,000	N/A	US$	15,008

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	215,620	100	US$	215,620

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	〃	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	〃	8	US$	500	—	US$	500
	Pixim, Inc.	—	〃	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	〃	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

VTAF II	Common stock
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	〃	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	〃	1,806	US$	2,607	9	US$	2,607

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	〃	4,556	US$	4,316	3	US$	4,316
	Audience, Inc.	—	〃	12,378	US$	2,378	3	US$	2,378
	Impinj, Inc.	—	〃	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	〃	132	US$	1,110	2	US$	1,110
	Pixim, Inc.	—	〃	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	〃	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	〃	—	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—
VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	1,425	57	US$	1,425
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	6,771	US$	8,745	3	US$	8,745
	Exclara, Inc.	—	〃	59,695	US$	5,897	15	US$	5,897
	GTBF, Inc.	—	〃	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	〃	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	〃	1,600	US$	800	11	US$	800

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
	Neoconix, Inc.	—	〃	3,801	US$	4,748	4	US$	4,748
	Powervation, Ltd.	—	〃	449	US$	7,030	16	US$	7,030
	Silicon Technical Services, LLC	—	〃	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	〃	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	〃	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	〃	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	835	100	US$	835

	VTA Holdings	Subsidiary	〃	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Veebeam	—	〃	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	2,436	US$	7,601	3	US$	7,601
	Memsic, Inc.	—	〃	1,286	US$	3,201	5	US$	3,201

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	2,669	5	US$	2,669
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	〃	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	〃	932	US$	361	6	US$	361
	Auden Technology MFG. Co., Ltd.	—	〃	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	148	6	US$	148
	Sonics, Inc.	—	〃	264	US$	455	3	US$	455

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	6,398	100	EUR	6,398

TSMC Global	Corporate bond
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	19,819

	Commonwealth Bank of Australia	—	〃	25,000	US$	25,000	N/A	US$	24,870

	Commonwealth Bank of Australia	—	〃	25,000	US$	25,000	N/A	US$	25,033

	JP Morgan Chase + Co.	—	〃	35,000	US$	35,044	N/A	US$	35,051

	Nationwide Building Society-UK Government Guarantee	—	〃	8,000	US$	8,000	N/A	US$	8,003

	Westpac Banking Corp.	—	〃	25,000	US$	25,000	N/A	US$	24,765

	Westpac Banking Corp. 12/12 Frn	—	〃	5,000	US$	5,000	N/A	US$	5,009

	Government bond
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,014

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	33	US$	33	N/A	US$	33

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED OR DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Stock
	TSMC Solar	Investments accounted for using equity method	—	Subsidiary	—		$—	1,118,000		$11,180,000	—		$—		$—		$—	1,118,000		$10,847,842
	TSMC SSL	〃	—	Subsidiary	—		—	227,000		2,270,000	—		—		—		—	227,000		2,063,176

	Capital
	TSMC China	Investments accounted for using equity method	—	Subsidiary	—		4,252,270	—		2,176,200	—		—		—		—	—		8,460,740

TSMC Solar	Stock
	TSMC Solar Europe	Investments accounted for using equity method	—	Subsidiary	—		23,971	—		385,682	—		—		—		—	—		270,054

	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		—	—		168,548	—		—		—		—	—		1,696,911

TSMC Solar	Stock
Europe	TSMC Solar Europe GmbH	Investments accounted for using equity method	—	Subsidiary	1	EUR	90	—		EUR 9,800	—	EUR	—	EUR	—	EUR	—	1	EUR	6,398

TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	4,430	US$	4,824	—	US$	—	4,430	US$	4,787	US$	4,834	US$	(47)	—	US$	—
	American Honda Fin Corp. Mtn	〃	—	—	4,000	US$	3,995	—		—	4,000	US$	4,005	US$	3,985	US$	20	—		—
	Anz National Intl Ltd.	〃	—	—	3,500	US$	3,554	—		—	3,500	US$	3,555	US$	3,515	US$	40	—		—
	Archer Daniels Midland Co.	〃	—	—	—		—	7,000	US$	7,000	7,000	US$	7,010	US$	7,000	US$	10	—		—
	Astrazeneca Plc	〃	—	—	3,150	US$	3,397	—		—	3,150	US$	3,356	US$	3,456	US$	(100)	—		—
	AT+T Wireless	〃	—	—	3,500	US$	3,823	—		—	3,500	US$	3,762	US$	3,979	US$	(217)	—		—
	Banco Bilbao Vizcaya P R	〃	—	—	3,250	US$	3,249	—		—	3,250	US$	3,251	US$	3,250	US$	1	—		—
	Bank of Nova Scotia	〃	—	—	5,000	US$	5,000	—		—	5,000	US$	5,012	US$	5,000	US$	12	—		—
	Barclays Bank Plc	〃	—	—	12,000	US$	11,997	—		—	12,000	US$	12,022	US$	12,035	US$	(13)	—		—
	Barclays Bk Plc UK Govt Cr	〃	—	—	—		—	5,000	US$	5,108	5,000	US$	5,099	US$	5,108	US$	(9)	—		—
	Bb+T Corporation	〃	—	—	—		—	3,840	US$	3,990	3,840	US$	3,977	US$	3,990	US$	(13)	—		—
	Bear Stearns Cos Inc.	〃	—	—	3,500	US$	3,494	—		—	3,500	US$	3,465	US$	3,360	US$	105	—		—
	Berkshire Hathaway Inc. Del	〃	—	—	3,500	US$	3,517	—		—	3,500	US$	3,521	US$	3,500	US$	21	—		—
	Bhp Billiton Fin USA Ltd.	〃	—	—	—		—	4,000	US$	4,443	4,000	US$	4,447	US$	4,443	US$	4	—		—
	Bnp Paribas SA	〃	—	—	3,810	US$	3,844	—		—	3,810	US$	3,838	US$	3,844	US$	(6)	—		—
	Boeing Cap Corp.	〃	—	—	2,925	US$	3,192	—		—	2,925	US$	3,180	US$	3,235	US$	(55)	—		—
	Bp Capital Markets Plc	〃	—	—	3,900	US$	3,988	—		—	3,900	US$	3,992	US$	3,969	US$	23	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

	Bp Capital Markets Plc	Available- for-sale financial assets	—	—	—	US$	—	7,160	US$	7,160	7,160	US$	7,201	US$	7,160	US$	41	—	US$	—
	Chevron Corp.	〃	—	—	—		—	4,000	US$	4,305	4,000	US$	4,286	US$	4,305	US$	(19)	—		—
	Cie Financement Foncier	〃	—	—	4,000	US$	4,019	—		—	4,000	US$	4,034	US$	4,029	US$	5	—		—
	Cisco Systems Inc.	〃	—	—	—		—	7,050	US$	7,050	7,050	US$	7,073	US$	7,050	US$	23	—		—
	Citigroup Funding Inc.	〃	—	—	16,000	US$	16,323	—		—	16,000	US$	16,337	US$	16,262	US$	75	—		—
	Citigroup Funding Inc.	〃	—	—	7,300	US$	7,446	—		—	7,300	US$	7,440	US$	7,448	US$	(8)	—		—
	Citigroup Inc.	〃	—	—	5,000	US$	5,490	—		—	5,000	US$	5,478	US$	5,360	US$	118	—		—
	Coca Cola Co.	〃	—	—	4,000	US$	4,002	—		—	4,000	US$	4,003	US$	4,000	US$	3	—		—
	Countrywide Finl Corp.	〃	—	—	4,000	US$	4,208	—		—	4,000	US$	4,221	US$	4,291	US$	(70)	—		—
	Credit Suisse New York	〃	—	—	3,945	US$	4,090	—		—	3,945	US$	4,069	US$	4,073	US$	(4)	—		—
	Credit Suisse New York	〃	—	—	—		—	3,200	US$	3,200	3,200	US$	3,238	US$	3,200	US$	38	—		—
	Dexia Credit Local	〃	—	—	6,000	US$	5,976	—		—	6,000	US$	5,983	US$	6,000	US$	(17)	—		—
	Dexia Credit Local	〃	—	—	4,000	US$	3,984	—		—	4,000	US$	3,927	US$	4,000	US$	(73)	—		—
	Dexia Credit Local S.A	〃	—	—	4,000	US$	3,992	—		—	4,000	US$	3,976	US$	4,000	US$	(24)	—		—
	Dexia Credit Local SA NY	〃	—	—	5,000	US$	4,983	—		—	5,000	US$	4,952	US$	5,000	US$	(48)	—		—
	Finance for Danish Ind	〃	—	—	3,800	US$	3,799	—		—	3,800	US$	3,808	US$	3,801	US$	7	—		—
	General Elec Cap Corp.	〃	—	—	7,000	US$	7,002	—		—	7,000	US$	7,005	US$	7,002	US$	3	—		—
	General Elec Cap Corp.	〃	—	—	4,000	US$	4,110	—		—	4,000	US$	4,095	US$	4,117	US$	(22)	—		—
	General Elec Cap Corp.	〃	—	—	—		—	5,000	US$	5,000	5,000	US$	5,037	US$	5,000	US$	37	—		—
	Georgia Pwr Co.	〃	—	—	4,000	US$	4,006	—		—	4,000	US$	4,002	US$	4,024	US$	(22)	—		—
	Gmac LLC	〃	—	—	4,600	US$	4,731	—		—	4,600	US$	4,715	US$	4,726	US$	(11)	—		—
	Goldman Sachs Group Inc.	〃	—	—	—		—	3,400	US$	3,400	3,400	US$	3,425	US$	3,400	US$	25	—		—
	Hewlett Packard Co.	〃	—	—	3,000	US$	3,003	—		—	3,000	US$	3,004	US$	2,995	US$	9	—		—
	Household Fin Corp.	〃	—	—	4,330	US$	4,694	—		—	4,330	US$	4,662	US$	4,781	US$	(119)	—		—
	HSBC Bank Plc	〃	—	—	3,400	US$	3,405	—		—	3,400	US$	3,407	US$	3,407		—	—		—
	HSBC Fin Corp.	〃	—	—	2,900	US$	3,074	—		—	2,900	US$	3,074	US$	3,142	US$	(68)	—		—
	IBM Corp.	〃	—	—	6,800	US$	6,775	—		—	6,800	US$	6,781	US$	6,772	US$	9	—		—
	Inc Bk Nv Neth St Cr Gtee	〃	—	—	—		—	8,500	US$	8,668	8,500	US$	8,655	US$	8,668	US$	(13)	—		—
	John Deer Capital Corp. Fdic GT	〃	—	—	3,500	US$	3,616	—		—	3,500	US$	3,601	US$	3,634	US$	(33)	—		—
	JP Morgan Chase + Co.	〃	—	—	5,000	US$	5,021	—		—	5,000	US$	5,032	US$	5,000	US$	32	—		—
	Lloyds Tsb Bank Plc Ser 144A	〃	—	—	5,950	US$	6,009	—		—	5,950	US$	6,007	US$	6,077	US$	(70)	—		—
	Macquarie Bk Ltd. Sr	〃	—	—	3,900	US$	3,975	9,300	US$	9,472	13,200	US$	13,423	US$	13,455	US$	(32)	—		—
	Massmutual Global Fdg II Mediu	〃	—	—	4,000	US$	3,955	—		—	4,000	US$	3,991	US$	3,926	US$	65	—		—
	Mellon Fdg Corp.	〃	—	—	3,500	US$	3,475	—		—	3,500	US$	3,479	US$	3,404	US$	75	—		—
	Merck + Co. Inc.	〃	—	—	4,000	US$	4,032	—		—	4,000	US$	4,013	US$	4,066	US$	(53)	—		—
	Merrill Lynch + Co. Inc.	〃	—	—	4,691	US$	4,647	—		—	4,691	US$	4,669	US$	4,603	US$	66	—		—
	Merrill Lynch + Co. Inc.	〃	—	—	—		—	4,000	US$	4,335	4,000	US$	4,319	US$	4,335	US$	(16)	—		—
	Met Life Glob Funding I	〃	—	—	—		—	3,000	US$	3,000	3,000	US$	3,004	US$	3,000	US$	4	—		—
	Metlife Inc.	〃	—	—	6,500	US$	6,600	—		—	6,500	US$	6,584	US$	6,527	US$	57	—		—
	Microsoft Corp.	〃	—	—	3,250	US$	3,232	—		—	3,250	US$	3,224	US$	3,249	US$	(25)	—		—
	Morgan Stanley	〃	—	—	—		—	9,000	US$	9,000	9,000	US$	9,140	US$	9,000	US$	140	—		—
	Morgan Stanley Dean Witter	〃	—	—	8,000	US$	8,524	—		—	8,000	US$	8,513	US$	8,797	US$	(284)	—		—
	National Australia Bank	〃	—	—	—		—	3,000	US$	3,035	3,000	US$	3,040	US$	3,034	US$	6	—		—
	Pepsiamericas Inc.	〃	—	—	—		—	4,000	US$	4,329	4,000	US$	4,308	US$	4,329	US$	(21)	—		—
	Philip Morris Intl Inc.	〃	—	—	—		—	4,000	US$	4,640	4,000	US$	4,591	US$	4,640	US$	(49)	—		—
	Princoa Global Fdg I Medium	〃	—	—	5,050	US$	5,011	—		—	5,050	US$	5,042	US$	4,921	US$	121	—		—
	Rabobank Nederland	〃	—	—	5,000	US$	5,000	—		—	5,000	US$	5,000	US$	4,997	US$	3	—		—
	Royal Bk of Scotland Plc	〃	—	—	5,000	US$	5,052	—		—	5,000	US$	5,045	US$	5,106	US$	(61)	—		—
	Royal Bk Scotlnd Grp Plc 144A	〃	—	—	9,450	US$	9,516	—		—	9,450	US$	9,517	US$	9,596	US$	(79)	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

	Sanofi Aventis	Available- for-sale financial assets	—	—	—	US$	—	4,000	US$	4,000	4,000	US$	4,003	US$	4,000	US$	3	—	US$	—
	Sanofi Aventis	〃	—	—	—		—	3,870	US$	3,870	3,870	US$	3,884	US$	3,870	US$	14	—		—
	Shell International Fin	〃	—	—	4,515	US$	4,536	—		—	4,515	US$	4,533	US$	4,527	US$	6	—		—
	Shell International Fin	〃	—	—	3,200	US$	3,248	—		—	3,200	US$	3,256	US$	3,227	US$	29	—		—
	Standard Chartered BK NY	〃	—	—	—		—	3,000	US$	3,000	3,000	US$	3,001	US$	3,000	US$	1	—		—
	State Str Corp.	〃	—	—	6,420	US$	6,417	—		—	6,420	US$	6,423	US$	6,382	US$	41	—		—
	Sun Life Finl Global	〃	—	—	4,400	US$	4,332	—		—	4,400	US$	4,351	US$	4,304	US$	47	—		—
	Suncorp Metway Ltd.	〃	—	—	8,800	US$	8,982	—		—	8,800	US$	8,937	US$	9,125	US$	(188)	—		—
	Swedbank Hypotek AB	〃	—	—	4,000	US$	3,993	—		—	4,000	US$	3,998	US$	4,002	US$	(4)	—		—
	Swedbank Hypotek AB	〃	—	—	—		—	4,100	US$	4,100	4,100	US$	4,086	US$	4,100	US$	(14)	—		—
	Teva Pharm Fin III	〃	—	—	—		—	4,000	US$	4,000	4,000	US$	4,019	US$	4,000	US$	19	—		—
	Teva Pharma Fin III LLC	〃	—	—	4,000	US$	4,016	—		—	4,000	US$	4,011	US$	4,000	US$	11	—		—
	Total Capital Canada Ltd.	〃	—	—	—		—	4,000	US$	4,000	4,000	US$	4,013	US$	4,000	US$	13	—		—
	United Technologies Corp.	〃	—	—	—		—	4,000	US$	4,265	4,000	US$	4,244	US$	4,266	US$	(22)	—		—
	US Central Federal Cred	〃	—	—	4,000	US$	4,084	4,500	US$	4,599	8,500	US$	8,664	US$	8,692	US$	(28)	—		—
	Verizon Communications	〃	—	—	—		—	7,725	US$	7,725	7,725	US$	7,785	US$	7,725	US$	60	—		—
	Virginia Elec + Pwr Co.	〃	—	—	—		—	3,250	US$	3,489	3,250	US$	3,461	US$	3,489	US$	(28)	—		—
	Volkswagen Intl Fin NV	〃	—	—	—		—	4,000	US$	4,000	4,000	US$	4,010	US$	4,000	US$	10	—		—
	Wachovia Corp. Global Medium	〃	—	—	5,000	US$	5,141	—		—	5,000	US$	5,142	US$	5,138	US$	4	—		—
	Wal Mart Stores Inc.	〃	—	—	4,000	US$	3,964	—		—	4,000	US$	3,968	US$	3,986	US$	(18)	—		—
	Wal Mart Stores Inc.	〃	—	—	3,770	US$	4,325	—		—	3,770	US$	4,261	US$	4,383	US$	(122)	—		—
	Westpac Banking Corp.	〃	—	—	3,500	US$	3,514	—		—	3,500	US$	3,511	US$	3,500	US$	11	—		—
	Westpac Banking Corp.	〃	—	—	4,000	US$	4,005	—		—	4,000	US$	4,022	US$	4,044	US$	(22)	—		—
	Wyeth	〃	—	—	3,345	US$	3,657	638	US$	697	3,983	US$	4,325	US$	4,397	US$	(72)	—		—

	Government bond
	US Treasury N/B	Available- for-sale financial assets	—	—	41,700	US$	42,042	—		—	41,700	US$	42,042	US$	41,729	US$	313	—		—
	US Treasury N/B	〃	—	—	11,100	US$	10,976	—		—	11,100	US$	10,941	US$	11,084	US$	(143)	—		—
	US Treasury N/B	〃	—	—	7,000	US$	7,079	—		—	7,000	US$	7,077	US$	7,078	US$	(1)	—		—
	US Treasury N/B	〃	—	—	5,250	US$	5,212	30,175	US$	29,906	35,425	US$	35,154	US$	35,101	US$	53	—		—
	US Treasury N/B	〃	—	—	—		—	19,900	US$	19,872	19,900	US$	19,888	US$	19,872	US$	16	—		—
	US Treasury N/B	〃	—	—	—		—	10,000	US$	10,084	10,000	US$	10,073	US$	10,084	US$	(11)	—		—
	US Treasury N/B	〃	—	—	—		—	10,000	US$	10,042	10,000	US$	10,046	US$	10,042	US$	4	—		—
	US Treasury N/B	〃	—	—	—		—	10,000	US$	10,024	10,000	US$	10,035	US$	10,024	US$	11	—		—
	US Treasury N/B	〃	—	—	—		—	10,000	US$	9,988	10,000	US$	9,990	US$	9,988	US$	2	—		—
	US Treasury N/B	〃	—	—	—		—	3,300	US$	3,301	3,300	US$	3,298	US$	3,301	US$	(3)	—		—

	Agency bond
	Fannie Mae	Available- for-sale financial assets	—	—	16,104	US$	16,102	—		—	16,104	US$	16,116	US$	16,098	US$	18	—		—
	Fannie Mae	〃	—	—	11,100	US$	11,096	—		—	11,100	US$	11,109	US$	11,096	US$	13	—		—
	Fannie Mae	〃	—	—	8,765	US$	8,763	11,500	US$	11,503	20,265	US$	20,280	US$	20,262	US$	18	—		—
	Fannie Mae	〃	—	—	4,600	US$	4,589	—		—	4,600	US$	4,606	US$	4,598	US$	8	—		—
	Fannie Mae	〃	—	—	3,900	US$	3,861	—		—	3,900	US$	3,851	US$	3,899	US$	(48)	—		—
	Fannie Mae	〃	—	—	3,000	US$	2,994	—		—	3,000	US$	3,000	US$	3,009	US$	(9)	—		—
	Fannie Mae	〃	—	—	—		—	20,300	US$	20,269	20,300	US$	20,301	US$	20,269	US$	32	—		—
	Fannie Mae	〃	—	—	—		—	11,045	US$	12,104	11,045	US$	12,044	US$	12,104	US$	(60)	—		—
	Fannie Mae	〃	—	—	—		—	7,500	US$	7,500	7,500	US$	7,508	US$	7,500	US$	8	—		—
	Fannie Mae	〃	—	—	—		—	3,000	US$	3,000	3,000	US$	3,008	US$	3,000	US$	8	—		—
	Federal Farm Credit Bank	〃	—	—	4,000	US$	3,994	—		—	4,000	US$	4,002	US$	3,995	US$	7	—		—
(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)
	Federal Farm Credit Bank	Available-for-sale financial assets	—	—	4,000	US$	3,984	—	US$	—	4,000	US$	3,986	US$	3,998	US$	(12)	—	US$	—
	Federal Farm Credit Bank	〃	—	—	—		—	4,000	US$	4,002	4,000	US$	4,003	US$	4,002	US$	1	—		—
	Federal Home Loan Bank	〃	—	—	5,000	US$	5,007	—		—	5,000	US$	5,007	US$	5,009	US$	(2)	—		—
	Federal Home Loan Bank	〃	—	—	6,800	US$	6,817	—		—	6,800	US$	6,817	US$	6,811	US$	6	—		—
	Federal Home Loan Bank	〃	—	—	8,000	US$	8,040	—		—	8,000	US$	8,033	US$	7,990	US$	43	—		—
	Federal Home Loan Bank	〃	—	—	10,000	US$	9,998	—		—	10,000	US$	10,001	US$	9,985	US$	16	—		—
	Federal Home Loan Bank	〃	—	—	8,400	US$	8,397	—		—	8,400	US$	8,400	US$	8,399	US$	1	—		—
	Federal Home Ln Bks	〃	—	—	5,000	US$	5,046	—		—	5,000	US$	5,043	US$	5,098	US$	(55)	—		—
	Federal Home Ln Mtg Corp.	〃	—	—	3,732	US$	3,727	—		—	3,340	US$	3,340	US$	3,341	US$	(1)	—		—
	Federal Home Ln Mtg Corp.	〃	—	—	3,324	US$	3,453	—		—	3,161	US$	3,288	US$	3,360	US$	(72)	—		—
	Federal Home Loan Mtg Corp.	〃	—	—	5,183	US$	5,168	—		—	4,634	US$	4,634	US$	4,632	US$	2	—		—
	Fhr 2953 Da	〃	—	—	3,284	US$	3,466	—		—	2,846	US$	3,028	US$	2,993	US$	35	—		—
	Fhr 3184 Fa	〃	—	—	4,096	US$	4,084	—		—	3,810	US$	3,807	US$	3,806	US$	1	—		—
	Fnma Tba Jan 15 Single Fam	〃	—	—	—		—	3,000	US$	3,147	3,000	US$	3,142	US$	3,147	US$	(5)	—		—
	Fnma Tba Feb 15 Single Fam	〃	—	—	—		—	3,000	US$	3,138	3,000	US$	3,117	US$	3,138	US$	(21)	—		—
	Fnma Tba Mar 15 Single Fam	〃	—	—	—		—	3,000	US$	3,110	3,000	US$	3,140	US$	3,110	US$	30	—		—
	Fnma Tba Apr 15 Single Fam	〃	—	—	—		—	3,000	US$	3,131	3,000	US$	3,164	US$	3,131	US$	33	—		—
	Fnr 2006 60 CO	〃	—	—	3,485	US$	3,483	—		—	3,274	US$	3,274	US$	3,272	US$	2	—		—
	Fnr 2009 116 A	〃	—	—	4,271	US$	4,640	—		—	3,841	US$	4,137	US$	4,122	US$	15	—		—
	Freddie Mac	〃	—	—	5,750	US$	5,764	—		—	5,750	US$	5,761	US$	5,771	US$	(10)	—		—
	Freddie Mac	〃	—	—	4,300	US$	4,316	—		—	4,300	US$	4,312	US$	4,308	US$	4	—		—
	Freddie Mac	〃	—	—	10,420	US$	10,411	—		—	10,420	US$	10,414	US$	10,412	US$	2	—		—
	Freddie Mac	〃	—	—	—		—	19,000	US$	18,981	19,000	US$	18,986	US$	18,981	US$	5	—		—
	Freddie Mac	〃	—	—	—		—	3,550	US$	3,549	3,550	US$	3,553	US$	3,549	US$	4	—		—
	Freddie Mac	〃	—	—	—		—	14,200	US$	14,196	14,200	US$	14,204	US$	14,196	US$	8	—		—
	Gnr 2009 45 AB	〃	—	—	4,417	US$	4,496	—		—	3,082	US$	3,129	US$	3,215	US$	(86)	—		—
	Government Natl Mtg Assn	〃	—	—	3,050	US$	3,285	—		—	3,050	US$	3,202	US$	3,278	US$	(76)	—		—
	Ngn 2010 R2 1A	〃	—	—	3,732	US$	3,731	—		—	3,490	US$	3,492	US$	3,490	US$	2	—		—
	Ngn 2011 R4 1A	〃	—	—	—		—	4,000	US$	4,000	3,914	US$	3,914	US$	3,914		—	—		—

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	12,387	US$	12,387	764,105	US$	764,105	776,459	US$	776,459	US$	776,459		—	33	US$	33

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.
Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.
Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees, other adjustments to long-term investment using equity method and amounts transferred from spin-off.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	January 5, 2011 to August 28, 2011	$736,462	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to July 24, 2011	480,672	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to August 27, 2011	1,890,720	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to August 27, 2011	157,500	By the construction progress	Edg Corporation Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 7, 2011 to August 27, 2011	132,950	By the construction progress	Lead Fu Industrials Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to September 13, 2011	1,275,062	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 24, 2011 to September 28, 2011	209,445	By the construction progress	Yankey Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

Xintec	Fab	February 17, 2011	1,050,000	Based on the agreement	Vertex Precision Electronics Inc.	—	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$175,631,354	55	Net 30 days after invoice date	—	—	$28,158,589	56
	GUC	Investee accounted for using equity method	Sales	2,606,772	1	Net 30 days after monthly closing	—	—	521,398	1
	VIS	Investee accounted for using equity method	Sales	225,091	—	Net 30 days after monthly closing	—	—	—	—
	TSMC Solar Europe GmbH	Indirect subsidiary	Sales	148,898	—	Net 60 days after invoice date	—	—	—	—
	TSMC China	Subsidiary	Purchases	7,576,707	20	Net 30 days after monthly closing	—	—	(878,485)	8
	WaferTech	Indirect subsidiary	Purchases	5,753,541	16	Net 30 days after monthly closing	—	—	(657,374)	6
	VIS	Investee accounted for using equity method	Purchases	4,313,015	12	Net 30 days after monthly closing	—	—	(1,011,671)	9
	SSMC	Investee accounted for using equity method	Purchases	2,963,867	8	Net 30 days after monthly closing	—	—	(342,654)	3
	Motech	Indirect investee accounted for using the equity method	Purchases	124,673	—	Net 30 days after monthly closing	—	—	—	—
Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,427,439	47	Net 30 days after monthly closing	—	—	227,273	49

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$28,181,040	42	$8,268,827	—	$10,855,216	$—
	TSMC China	Subsidiary	1,318,300	(Note 2)	35,048	Accelerate demand on accounts receivable	—	—
	GUC	Investee accounted for using equity method	521,398	35	1,989	Accelerate demand on accounts receivable	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	227,273	33	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2011			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2011 (Foreign Currencies in Thousands)	December 31, 2010 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$44,274,921	$251,883	$251,883	Subsidiary

	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	34,888,811	1,338,749	1,338,749	Subsidiary
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	—	1,118,000	100	10,847,842	(315,687)	(315,687)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	38	8,918,553	854,387	36,256	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	14,356,567	12,180,367	—	100	8,460,740	1,607,994	1,601,077	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,109,136	2,725,548	908,533	Investee accounted for using equity method

	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,001,878	105,642	105,642	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	2,270,000	—	227,000	100	2,063,176	(206,747)	(206,747)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,011	40	1,610,795	176,911	58,598	Investee with a controlling financial interest

	VTAF III	Cayman Islands	Investing in new start-up technology companies	2,024,820 (Note 4)	3,565,441 (Note 4)	—	52	1,247,111	(98,838)	(95,904)	Subsidiary

	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,117,076	411,387	143,423	Investee accounted for using equity method
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,166,470	1,166,470	—	98	1,022,280	37,059	36,318	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	971,785	971,785	—	99	291,196	(14,350)	(14,278)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	209,723	27,623	27,623	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	165,630	4,360	4,360	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	22,342	2,323	2,323	Subsidiary (Note 3)

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661 (Note 4)	6,228,661 (Note 4)	87,480	20	5,999,174	(501,870)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,795,131 (Note 4)	3,565,441 (Note 4)	—	47	1,696,911	(98,838)	Note 2	Investee accounted for using equity method

	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032 (Note 4)	25,350 (Note 4)	—	100	270,054	(143,371)	Note 2	Subsidiary (Note 3)

	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686 (Note 4)	60,962 (Note 4)	1	100	73,371	(42,826)	Note 2	Subsidiary (Note 3)

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133 (Note 4)	3,133 (Note 4)	1	100	3,051	(5)	Note 2	Subsidiary (Note 3)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2011				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2011 (Foreign Currencies in Thousands)		December 31, 2010 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	454,661	US$	51,404	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	89,041	US$	19,584	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	4,088	787	97	US$	11,258	US$	2,921	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,420	US$	543	Note 2	Subsidiary (Note 3)
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	16,532	14,153	97	US$	9,988	US$	(356)	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,864	US$	298	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	82		—	US$	(10,298)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	5		—	US$	(10,298)	Note 2	Investee accounted for using equity method (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	215,620	US$	50,409	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,937	US$	3,937	11,868	57	US$	1,425	US$	(1,054)	Note 2	Subsidiary (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,780	US$	1,700	—	100	US$	835	US$	(91)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	100	1	100	EUR	6,398	EUR	(3,502)	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.
Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.
Note 3:	Equity in earnings/losses was determined based on the unreviewed financial statements.
Note 4:	In August 2011, the Company adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring Motech, TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION OF INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2011 (US$ in Thousand)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of September 30, 2011 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of September 30, 2011 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of September 30, 2011
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	14,356,567 3,549,490)	(Note 1)	$ (US$	12,180,367 371,000)	$ (US$	2,176,200 75,000)	$—	$ (US$	14,356,567 446,000)	100%	$1,601,077 (Note 3)		$8,460,740	$—

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	961,412 31,466)	(Note 2)		—	(US$	71,660 2,500)	—	(US$	71,660 2,500)	8%	(Note 4)	(US$	152,770 5,000)	—

Accumulated Investment in Mainland China as of September 30, 2011 (US$ in Thousand)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)		Upper Limit on Investment (US$ in Thousand)
	$14,428,227		$19,087,712		$19,087,712
(US$	448,500)	(US$	601,000)	(US$	601,000)

Note 1:	TSMC directly invested US$446,000 thousand in TSMC China.
Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.
Note 3:	Amount was recognized based on the reviewed financial statements.
Note 4:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries Consolidated Financial Statements for the Nine Months Ended September 30, 2011 and 2010 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

October 21, 2011

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Par Value)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$114,836,459	16	$132,268,758	20
Financial assets at fair value through profit or loss (Notes 2, 5 and 26)	606,492	—	20,360	—
Available-for-sale financial assets (Notes 2, 6 and 26)	3,255,050	—	29,320,698	5
Held-to-maturity financial assets (Notes 2, 7 and 26)	1,566,469	—	5,598,471	1
Receivables from related parties (Notes 3 and 27)	578,676	—	11,295	—
Notes and accounts receivable (Note 3)	51,497,741	7	54,754,753	8
Allowance for doubtful receivables (Notes 2, 3 and 8)	(490,973)	—	(587,974)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,126,174)	(1)	(6,796,624)	(1)
Other receivables from related parties (Notes 3 and 27)	133,899	—	204,665	—
Other financial assets (Note 28)	960,903	—	1,017,211	—
Inventories (Notes 2 and 9)	25,692,239	4	26,663,415	4
Deferred income tax assets (Notes 2 and 20)	1,093,295	—	2,201,161	—
Prepaid expenses and other current assets	3,332,485	1	1,960,989	—

Total current assets	196,936,561	27	246,637,178	37

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 26)
Investments accounted for using equity method	24,864,502	3	25,298,067	4
Available-for-sale financial assets	—	—	1,036,502	—
Held-to-maturity financial assets	7,216,789	1	8,984,875	1
Financial assets carried at cost	4,392,806	1	4,464,801	1

Total long-term investments	36,474,097	5	39,784,245	6

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 27 and 28)
Cost
Land and land improvements	1,548,045	—	916,213	—
Buildings	170,322,976	23	145,349,549	22
Machinery and equipment	1,036,774,966	141	898,675,883	135
Office equipment	16,498,166	3	14,414,922	2
Leased assets	731,744	—	713,821	—

	1,225,875,897	167	1,060,070,388	159
Accumulated depreciation	(850,006,367)	(116)	(753,541,185)	(113)
Advance payments and construction in progress	97,083,692	13	42,650,005	6

Net property, plant and equipment	472,953,222	64	349,179,208	52

INTANGIBLE ASSETS

Goodwill (Note 2)	5,730,237	1	5,835,954	1
Deferred charges, net (Notes 2 and 14)	5,133,989	1	6,218,321	1

Total intangible assets	10,864,226	2	12,054,275	2

OTHER ASSETS

Deferred income tax assets (Notes 2 and 20)	11,281,440	1	10,414,275	2
Refundable deposits	4,716,699	1	9,099,831	1
Others (Notes 2 and 28)	1,414,842	—	383,037	—

Total other assets	17,412,981	2	19,897,143	3

TOTAL	$734,641,087	100	$667,552,049	100

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$36,019,654	5	$37,910,282	6
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 26)	210,610	—	74,741	—
Hedging derivative financial liabilities (Notes 2, 11 and 26)	356	—	1,065	—
Accounts payable	9,163,393	1	11,474,968	2
Payables to related parties (Note 27)	1,361,191	—	1,617,629	—
Income tax payable (Notes 2 and 20)	7,692,817	1	5,303,113	1
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	6,985,989	1	8,310,705	1
Payables to contractors and equipment suppliers	21,179,608	3	26,644,580	4
Accrued expenses and other current liabilities (Notes 18, 26 and 30)	21,219,689	3	17,028,193	2
Current portion of bonds payable and long-term bank loans (Notes 16, 17, 26 and 28)	4,531,250	1	870,663	—

Total current liabilities	108,364,557	15	109,235,939	16

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 26)	18,000,000	3	4,500,000	1
Long-term bank loans (Notes 17, 26 and 28)	1,618,750	—	362,952	—
Other long-term payables (Notes 18, 26 and 30)	—	—	6,827,878	1
Obligations under capital leases (Notes 2, 13 and 26)	725,137	—	707,047	—

Total long-term liabilities	20,343,887	3	12,397,877	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,889,475	—	3,803,882	1
Guarantee deposits (Note 30)	512,224	—	836,908	—
Deferred credits	30,474	—	131,790	—
Others	377,260	—	241,576	—

Total other liabilities	4,809,433	—	5,014,156	1

Total liabilities	133,517,877	18	126,647,972	19

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,915,149 thousand shares in 2011
25,907,344 thousand shares in 2010	259,151,492	35	259,073,440	39

Capital surplus (Notes 2 and 22)	55,689,739	8	55,634,070	8
Retained earnings (Note 22)

Appropriated as legal capital reserve	102,399,995	14	86,239,494	13
Appropriated as special capital reserve	6,433,874	1	1,313,047	—
Unappropriated earnings	181,838,097	25	137,506,581	21

	290,671,966	40	225,059,122	34

Others (Notes 2, 11, 24 and 26)
Cumulative translation adjustments	(5,586,618)	(1)	(3,761,669)	(1)
Unrealized gain (loss) on financial instruments	(1,226,783)	—	518,669	—
Treasury stock: 1,000 thousand shares	(71,598)	—	—	—

	(6,884,999)	(1)	(3,243,000)	(1)

Equity attributable to shareholders of the parent	598,628,198	82	536,523,632	80

MINORITY INTERESTS (Note 2)	2,495,012	—	4,380,445	1

Total shareholders’ equity	601,123,210	82	540,904,077	81

TOTAL	$734,641,087	100	$667,552,049	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 27)	$325,782,899		$318,388,370

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	3,413,421		8,992,668

NET SALES	322,369,478	100	309,395,702	100

COST OF SALES (Notes 9, 21 and 27)	175,072,145	54	157,159,327	51

GROSS PROFIT	147,297,333	46	152,236,375	49

OPERATING EXPENSES (Notes 21 and 27)
Research and development	25,076,000	8	21,634,730	7
General and administrative	10,253,597	3	8,978,513	3
Marketing	3,340,375	1	3,961,275	1

Total operating expenses	38,669,972	12	34,574,518	11

INCOME FROM OPERATIONS	108,627,361	34	117,661,857	38

NON-OPERATING INCOME AND GAINS
Interest income	1,011,613	1	1,245,000	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	916,644	—	1,608,430	1
Valuation gain on financial instruments, net (Notes 2, 5 and 26)	600,902	—	156,038	—
Settlement income (Note 30)	492,870	—	6,343,524	2
Technical service income (Notes 27 and 30)	325,194	—	359,320	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 26)	204,810	—	309,160	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 27)	191,588	—	144,897	—
Others (Note 27)	628,659	—	396,160	—

Total non-operating income and gains	4,372,280	1	10,562,529	3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Interest expense	$420,714	—	$302,235	—
Foreign exchange loss, net (Note 2)	384,776	—	—	—
Loss on disposal of property, plant and equipment (Note 2)	194,539	—	981	—
Impairment of financial assets (Notes 2, 12 and 26)	104,981	—	112,759	—
Casualty loss (Note 9)	—	—	190,992	—
Others (Note 2)	367,573	—	229,333	—

Total non-operating expenses and losses	1,472,583	—	836,300	—

INCOME BEFORE INCOME TAX	111,527,058	35	127,388,086	41

INCOME TAX EXPENSE (Notes 2 and 20)	8,638,264	3	5,973,080	2

NET INCOME	$102,888,794	32	$121,415,006	39

ATTRIBUTABLE TO:
Shareholders of the parent	$102,622,631	32	$120,884,560	39
Minority interests	266,163	—	530,446	—

	$102,888,794	32	$121,415,006	39

	2011		2010
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$4.29	$3.96	$4.89	$4.67

Diluted earnings per share	$4.29	$3.96	$4.89	$4.66

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$102,622,631	$120,884,560
Net income attributable to minority interests	266,163	530,446
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	79,939,775	64,505,818
Amortization of premium/discount of financial assets	20,134	25,208
Impairment of financial assets	104,981	112,759
Gain on disposal of available-for-sale financial assets, net	(185,381)	(192,877)
Gain on disposal of financial assets carried at cost, net	(19,429)	(116,283)
Equity in earnings of equity method investees, net	(916,644)	(1,608,430)
Cash dividends received from equity method investees	2,848,141	320,002
Loss (gain) on disposal of property, plant and equipment and other assets, net	2,951	(143,916)
Settlement income from receiving equity securities	(155,548)	(4,434,364)
Impairment loss on idle assets	68,629	319
Deferred income tax	487,181	(256,824)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(407,998)	240,437
Receivables from related parties	(269,647)	1,229
Notes and accounts receivable	(1,549,391)	(10,117,111)
Allowance for doubtful receivables	(12,823)	44,649
Allowance for sales returns and others	(1,420,090)	(1,927,857)
Other receivables from related parties	(9,313)	(83,373)
Other financial assets	104,434	794,787
Inventories	1,759,640	(5,749,664)
Prepaid expenses and other current assets	(1,562,233)	(677,574)
Increase (decrease) in:
Accounts payable	(2,778,661)	1,055,181
Payables to related parties	495,248	834,622
Income tax payable	526,961	(3,497,136)
Accrued profit sharing to employees and bonus to directors and supervisors	(4,020,898)	1,492,362
Accrued expenses and other current liabilities	(1,172,237)	(3,078,054)
Accrued pension cost	79,882	6,850
Deferred credits	(96,065)	(53,899)

Net cash provided by operating activities	174,750,393	158,911,867

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(184,191,039)	$(141,008,323)
Available-for-sale financial assets	(34,741,877)	(41,358,621)
Held-to-maturity financial assets	—	(4,150,549)
Investments accounted for using equity method	—	(6,242,350)
Financial assets carried at cost	(158,302)	(1,753,712)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	58,618,498	31,520,283
Held-to-maturity financial assets	4,539,000	14,893,000
Financial assets carried at cost	207,425	222,416
Property, plant and equipment and other assets	506,912	133,091
Increase in deferred charges	(1,110,402)	(1,413,869)
Decrease (increase) in refundable deposits	3,951,707	(6,366,688)
Decrease (increase) in other assets	1,759	(3,724)

Net cash used in investing activities	(152,376,319)	(155,529,046)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	4,805,710	37,910,282
Proceeds from long-term bank loans	2,250,000	—
Repayment of long-term bank loans	(1,142,968)	(283,850)
Proceeds from issuance of bonds	18,000,000	—
Decrease in other long-term payables	(890,000)	(1,126,383)
Decrease in guarantee deposits	(274,001)	(185,115)
Proceeds from donation	—	49,021
Proceeds from exercise of employee stock options	155,955	150,760
Acquisition of treasury stock	(71,598)	—
Cash dividends	(77,730,236)	(77,708,120)
Decrease in minority interests	(114,414)	(141,933)

Net cash used in financing activities	(55,011,552)	(41,335,338)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(32,637,478)	(37,952,517)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,059,563	(1,055,066)

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES	(1,472,581)	—

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	147,886,955	171,276,341

CASH AND CASH EQUIVALENTS, END OF PERIOD	$114,836,459	$132,268,758

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$418,376	$318,542

Income tax paid	$7,630,317	$9,598,719

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$162,427,539	$138,365,461
Decrease in payables to contractors and equipment suppliers	21,764,853	2,765,782
Nonmonetary exchange trade-out price	(1,353)	(122,920)

Cash paid	$184,191,039	$141,008,323

Disposal of property, plant and equipment and other assets	$508,265	$256,011
Nonmonetary exchange trade-out price	(1,353)	(122,920)

Cash received	$506,912	$133,091

Acquisition of available-for-sale financial assets	$34,679,092	$41,853,306
Decrease (increase) in accrued expenses and other current liabilities	62,785	(494,685)

Cash paid	$34,741,877	$41,358,621

Disposal of available-for-sale financial assets	$58,690,351	$31,520,283
Increase in other financial assets	(71,853)	—

Cash received	$58,618,498	$31,520,283

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$—

Current portion of long-term bank loans	$31,250	$870,663

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$7,275,104	$1,317,492

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of September 30, 2011 and 2010, TSMC and its subsidiaries had 35,382 and 33,889 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership September 30
Name of Investor	Name of Investee	2011	2010	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	52%	99%	(Note 1)
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	(Note 2)	35%	—
	Xintec Inc. (Xintec)	40%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec
	TSMC SSL	100%	—	Established in August 2011
	TSMC Solar	100%	—	Established in August 2011

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	57%	59%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corp.-NA (GUC-NA)	(Note 2)	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	(Note 2)	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	(Note 2)	100%	—
	Global Unichip (BVI) Corp. (GUC-BVI)	(Note 2)	100%	—

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	(Note 2)	100%	—

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	100%	Established in September 2010 (Note 1)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	100%	Established in September 2010 (Note 1)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	100%	Established in September 2010 (Note 1)

(Continued)

		Percentage of Ownership September 30
Name of Investor	Name of Investee	2011	2010	Remark

TSMC Solar	VentureTech Alliance Fund III, L.P. (VTAF III)	47%	—	(Note 1)

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	—	Established in December 2010 (Note 1)

(Concluded)

Note 1:	In August 2011, TSMC adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.
Note 2:	TSMC has no controlling interest over the financial, operating and personnel hiring policy decisions of GUC and its subsidiaries since July 2011. As a result, GUC and its subsidiaries are no longer consolidated.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of September 30, 2011:

TSMC has no controlling interest over the financial, operating and personnel hiring decisions of GUC and its subsidiaries since July 2011. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. Xintec is engaged in the provision of wafer packaging service. TSMC SSL is engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems. TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products. TSMC Solar is engaged in researching, developing, designing, manufacturing and selling renewable energy and energy saving related technologies and products. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at period-end; shareholders’ equity - historical rates; income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and corporate bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Money market funds - net asset values at the end of the period; publicly traded stocks - closing prices at the end of the period; and other debt securities - average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

TSMC’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Companies are required to evaluate for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. While disposing of the treasury stock, the treasury stock shall be reversed, and if the disposal value is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the nine months ended September 30, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting.” The Company conformed to the disclosure requirements as of and for the nine months ended September 30, 2011. The information for the nine months ended September 30, 2010 has been recast to reflect the new segment reporting requirement.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2011	2010

Cash and deposits in banks	$110,380,268	$127,654,510
Repurchase agreements collateralized by government bonds	4,456,191	4,457,598
Corporate bonds	—	156,650

	$114,836,459	$132,268,758

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2011	2010

Trading financial assets

Forward exchange contracts	$606,492	$9,218
Cross currency swap contracts	—	11,142

	$606,492	$20,360

Trading financial liabilities

Forward exchange contracts	$103,159	$74,741
Cross currency swap contracts	107,451	—

	$210,610	$74,741

The Company entered into derivative contracts during the nine months ended September 30, 2011 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

September 30, 2011

Sell NT$/Buy US$	October 2011 to December 2011	NT$10,500,980/US$363,700
Sell NT$/Buy JPY	November 2011	NT$92,277/JPY240,000
Sell NT$/Buy EUR	November 2011	NT$41,400/EUR1,000
Sell US$/Buy JPY	October 2011	US$7,023/JPY543,111
Sell US$/Buy NT$	October 2011 to November 2011	US$128,070/NT$3,819,932
Sell US$/Buy EUR	October 2011	US$10,212/EUR7,412
Sell RMB/Buy US$	October 2011	RMB1,826,625/US$286,000
Sell EUR/Buy US$	October 2011	EUR3,530/US$4,955
Sell JPY/Buy NT$	October 2011 to November 2011	JPY64,300/NT$25,640

September 30, 2010

Sell EUR/Buy NT$	October 2010	EUR139,000/NT$5,851,568
Sell US$/Buy NT$	October 2010 to November 2010	US$42,500/NT$1,336,655

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2011

October 2011	US$117,000/NT$3,470,950	1.27%-4.40%	0.00%-0.00%

September 30, 2010

October 2010	US$90,000/NT$2,830,540	0.46%	0.00%-0.00%

For the nine months ended September 30, 2011 and 2010, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$600,902 thousand and NT$156,038 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2011	2010

Publicly traded stocks	$3,254,034	$5,053,616
Money market funds	1,016	57,579
Corporate bonds	—	14,963,843
Agency bonds	—	8,651,644
Government bonds	—	1,630,518

	3,255,050	30,357,200
Current portion	(3,255,050)	(29,320,698)

	$—	$1,036,502

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2011	2010

Corporate bonds	$8,324,948	$14,113,396
Government bonds	458,310	469,950

	8,783,258	14,583,346
Current portion	(1,566,469)	(5,598,471)

	$7,216,789	$8,984,875

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended September 30
	2011	2010

Balance, beginning of period	$504,029	$543,325
Provision (reversal)	(3,116)	44,649
Write-off	(9,707)	—
Effect of changes in consolidated entities	(233)	—

Balance, end of period	$490,973	$587,974

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended September 30
	2011	2010

Balance, beginning of period	$7,546,264	$8,724,481
Provision	3,413,420	8,992,668
Write-off	(4,833,510)	(10,920,525)

Balance, end of period	$6,126,174	$6,796,624

9.	INVENTORIES

	September 30
	2011	2010

Finished goods	$4,606,350	$3,418,321
Work in process	17,566,112	19,449,683
Raw materials	1,675,825	1,864,695
Supplies and spare parts	1,843,952	1,930,716

	$25,692,239	$26,663,415

Write-down of inventories to net realizable value in the amount of NT$388,175 thousand and NT$664,631 thousand, respectively, were included in the cost of sales for the nine months ended September 30, 2011 and 2010. Inventory losses related to earthquake in the amount of NT$190,992 thousand were classified under non-operating expenses and losses for the nine months ended September 30, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Common stock
Vanguard International Semiconductor Corporation (VIS)	$8,918,553	38	$9,424,817	38
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,109,136	39	6,890,171	39
Motech Industries Inc. (Motech)	5,999,173	20	6,533,432	20
VisEra Holding Company (VisEra Holding)	2,720,564	49	2,421,569	49
GUC	1,117,076	35	—	—
Mcube Inc. (Mcube)	—	82	—	70
Aiconn Technology Corporation (Aiconn)	—	—	21,370	43
Preferred stock
Mcube	—	5	6,708	10

	$24,864,502		$25,298,067

The Company has no controlling interest over the financial, operating and personnel hiring policy decisions of GUC and its subsidiaries since July 2011. However, the Company has significant influence over them and therefore, they are no longer consolidated and are accounted for using the equity method.

The Company originally owned 43% of Aiconn, which was merged with Accton Wireless Broadband Corp. (Accton) in March 2011. As a result of the merger, the Company’s equity investment in Aiconn was exchanged for equity of Accton and the Company did not exercise significant influence over Accton. Therefore, the aforementioned investment was reclassified to financial assets carried at cost.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited unless permitted by other related regulations.

For the nine months ended September 30, 2011 and 2010, equity in earnings/losses of equity method investees was a net gain of NT$916,644 thousand and NT$1,608,430 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except for Aiconn and Mcube. The Company believes that, had the aforementioned equity method investees’ financial statements been reviewed, any adjustments arising would have no material effect on the Company’s consolidated financial statements.

The quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method of VIS and GUC was NT$12,574,108 thousand as of September 30, 2011 and of VIS NT$8,606,662 thousand as of September 30, 2010.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended September 30
	2011	2010

Balance, beginning of period	$2,491,891	$1,391,500
Additions	—	2,055,660
Deductions	(629,051)	(707,631)

Balance, end of period	$1,862,840	$2,739,529

Movements of the difference allocated to goodwill were as follows:

	Nine Months Ended September 30
	2011	2010

Balance, beginning of period	$1,415,565	$1,061,885
Additions	—	353,680

Balance, end of period	$1,415,565	$1,415,565

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	September 30
	2011	2010

Hedging derivative financial liabilities

Interest rate swap contract	$356	$1,065

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2011

NT$92,000	August 31, 2012	1.38%	0.63%-0.85%

September 30, 2010

NT$140,000	August 31, 2012	1.38%	0.56%

For the nine months ended September 30, 2011 and 2010, the adjustment for the current period to shareholders’ equity amounted to net losses of NT$106 thousand and NT$1,065 thousand, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$564 thousand and nil, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2011	2010

Non-publicly traded stocks	$4,080,786	$4,305,550
Mutual funds	312,020	159,251

	$4,392,806	$4,464,801

In June 2010, the Company invested in Stion Corporation (Stion, a United States corporation) for US$50,000 thousand and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership. Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules. Due to certain restrictions contained in the investment agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policies. Therefore, the investment was classified under financial assets carried at cost.

The common stock of Capella Microsystems (Taiwan), Inc. and Integrated Memory Logic Limited was listed on the Taiwan GreTai Securities Market and Taiwan Stock Exchange in June 2010 and May 2010, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the nine months ended September 30, 2011 and 2010, the Company recognized impairment on financial assets carried at cost of NT$104,981 thousand and NT$112,759 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2011
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Changes in Consolidated Entities	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Land and land improvements	$891,197	$652,011	$—	$—	$—	$4,837	$1,548,045
Buildings	145,966,024	23,937,530	(45,073)	(388)	(242,718)	707,601	170,322,976
Machinery and equipment	913,155,252	124,397,892	(1,808,103)	(61,121)	(375,702)	1,466,748	1,036,774,966
Office equipment	14,856,582	2,256,434	(349,529)	(72,041)	(236,153)	42,873	16,498,166
Leased asset	701,552	—	—	—	—	30,192	731,744

	1,075,570,607	$151,243,867	$(2,202,705)	$(133,550)	$(854,573)	$2,252,251	1,225,875,897

Accumulated depreciation
Land and land improvements	328,792	$19,902	$—	$—	$—	$3,015	351,709
Buildings	90,472,703	7,611,721	(18,913)	(55)	(32,791)	279,706	98,312,371
Machinery and equipment	671,268,636	69,471,928	(1,782,567)	(39,313)	(293,605)	901,939	739,527,018
Office equipment	10,957,676	1,042,931	(345,382)	(13,563)	(148,862)	34,342	11,527,142
Leased asset	250,350	25,297	—	—	—	12,480	288,127

	773,278,157	$78,171,779	$(2,146,862)	$(52,931)	$(475,258)	$1,231,482	850,006,367

Advance payments and construction in progress	86,151,573	$11,183,672	$(455,373)	$1,610	$—	$202,210	97,083,692

	$388,444,023						$472,953,222

	Nine Months Ended September 30, 2010
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Land and land improvements	$934,090	$—	$—	$324	$(18,201)	$916,213
Buildings	142,294,558	3,353,817	(135,497)	4,414	(167,743)	145,349,549
Machinery and equipment	775,653,489	124,966,538	(1,226,898)	215,989	(933,235)	898,675,883
Office equipment	13,667,747	1,446,535	(673,085)	1,776	(28,051)	14,414,922
Leased asset	714,424	—	—	—	(603)	713,821

	933,264,308	$129,766,890	$(2,035,480)	$222,503	$(1,147,833)	1,060,070,388

Accumulated depreciation
Land and land improvements	317,580	$21,815	$—	$—	$(7,332)	332,063
Buildings	81,821,718	6,880,336	(128,466)	—	(106,283)	88,467,305
Machinery and equipment	600,795,474	55,052,858	(1,188,485)	132,823	(1,048,986)	653,743,684
Office equipment	10,589,349	860,766	(672,909)	(440)	(24,594)	10,752,172
Leased asset	219,765	26,483	—	—	(287)	245,961

	693,743,886	$62,842,258	$(1,989,860)	$132,383	$(1,187,482)	753,541,185

Advance payments and construction in progress	34,154,365	$8,626,111	$(26,890)	$(98,914)	$(4,667)	42,650,005

	$273,674,787					$349,179,208

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases are from December 2003 to December 2013. The future minimum lease payments as of September 30, 2011 were NT$806,715 thousand.

During the nine months ended September 30, 2011, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. Information about capitalized interest was as follows:

Nine Months Ended September 30, 2011

Capitalized interest	$6,009
Capitalization rates	1.07%-1.29%

14.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2011
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Changes in Consolidated Entities	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fees	$2,455,348	$10,308	$(543,192)	$—	$(66,186)	$(587)	$1,855,691
Software and system design costs	2,333,271	930,821	(868,812)	(1,610)	(177,916)	488	2,216,242
Patent and others	1,238,466	169,273	(349,845)	—	—	4,162	1,062,056

	$6,027,085	$1,110,402	$(1,761,849)	$(1,610)	$(244,102)	$4,063	$5,133,989

	Nine Months Ended September 30, 2010
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fees	$3,230,624	$2,000	$(597,513)	$—	$(19)	$2,635,092
Software and system design costs	1,834,528	1,176,073	(769,009)	5,192	45	2,246,829
Patent and others	1,393,402	235,796	(292,734)	—	(64)	1,336,400

	$6,458,554	$1,413,869	$(1,659,256)	$5,192	$(38)	$6,218,321

15.	SHORT-TERM LOANS

	September 30
	2011	2010

Unsecured loans
US$1,058,200 thousand and EUR88,725 thousand, due by November 2011, and annual interest at 0.40%-1.50% in 2011; US$1,210,000 thousand, due by February 2011, and annual interest at 0.39%-1.84% in 2010.	$36,019,654	$37,910,282

16.	BONDS PAYABLE

	September 30
	2011	2010

Domestic unsecured bonds
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$—
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	—
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	4,500,000	4,500,000

	22,500,000	4,500,000
Current portion	(4,500,000)	—

	$18,000,000	$4,500,000

17.	LONG-TERM BANK LOANS

	September 30
	2011	2010
Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016, annual interest at 1.00%-1.07%	$650,000	$—
Repayable in full in one lump sum payment in March 2013, annual interest at 1.02%-1.16%	500,000	—
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.11%-1.19%	300,000	—
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.13%-1.20%	200,000	—
Secured loans:
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.68%-0.83% in 2010	—	628,563
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.66%-1.18% in 2010, repayable in full in one lump sum payment in June 2011	—	605,052

	1,650,000	1,233,615
Current portion	(31,250)	(870,663)

	$1,618,750	$362,952

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.

As of September 30, 2011, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2012	$62,500
2013	625,000
2014	125,000
2015	125,000
2016	712,500

$1,650,000

18.	OTHER LONG-TERM PAYABLES

	September 30
	2011	2010

Payables for acquisition of property, plant and equipment (Note 30g)	$6,458,725	$7,235,592
Payables for royalties	816,379	909,778

	7,275,104	8,145,370
Current portion (classified under accrued expenses and other current liabilities)	(7,275,104)	(1,317,492)

	$—	$6,827,878

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of September 30, 2011, future payments for other long-term payables were as follows:

Year of Payment	Amount

2011 (4th quarter)	$3,535,353
2012	3,739,751

$7,275,104

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$963,043 thousand and NT$774,327 thousand for the nine months ended September 30, 2011 and 2010, respectively.

TSMC, GUC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$246,249 thousand and NT$193,180 thousand for the nine months ended September 30, 2011 and 2010, respectively.

Movements of the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Nine Months Ended September 30
	2011	2010

The Funds
Balance, beginning of period	$2,888,852	$2,644,988
Contributions	163,589	162,591
Interest	27,247	41,379
Payments	(7,339)	(11,050)
Effect of changes in consolidated entities	(23,952)	—

Balance, end of period	$3,048,397	$2,837,908

Accrued pension cost
Balance, beginning of period	$3,812,351	$3,797,032
Accruals	79,882	6,850
Effect of changes in consolidated entities	(2,758)	—

Balance, end of period	$3,889,475	$3,803,882

20.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Nine Months Ended September 30
	2011	2010

Income tax expense based on “income before income tax” at the statutory rates	$20,083,496	$22,833,745
Tax effect of the following:
Tax-exempt income	(11,148,952)	(12,828,404)
Temporary and permanent differences	(1,066,175)	(806,847)
Additional income tax under the Alternative Minimum Tax Act	116,718	—
Additional tax at 10% on unappropriated earnings	6,293,384	138,243
Net operating loss carryforwards used	(397,791)	(390,410)
Investment tax credits used	(6,317,607)	(3,727,985)

Income tax currently payable	$7,563,073	$5,218,342

b.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2011	2010

Income tax currently payable	$7,563,073	$5,218,342
Income tax adjustments on prior years	470,225	978,295
Other income tax adjustments	114,262	(27,442)
Net change in deferred income tax assets
Investment tax credits	2,835,178	(6,952,518)
Net operating loss carryforwards	393,582	402,214
Temporary differences	144,921	33,005
Valuation allowance	(2,808,008)	6,321,184
Effect of changes in consolidated entities	(74,969)	—

Income tax expense	$8,638,264	$5,973,080

c.	Net deferred income tax assets consisted of the following:

	September 30
	2011	2010

Current deferred income tax assets
Investment tax credits	$31,029	$1,197,701
Temporary differences
Allowance for sales returns and others	530,745	592,958
Unrealized gain/loss on financial instruments	288,760	65,589
Others	382,123	480,459
Valuation allowance	(139,362)	(135,546)

	$1,093,295	$2,201,161

Noncurrent deferred income tax assets
Investment tax credits	$19,760,374	$21,243,533
Net operating loss carryforwards	2,338,081	2,973,983
Temporary differences
Depreciation	2,064,547	2,148,209
Others	606,173	409,732
Valuation allowance	(13,487,735)	(16,361,182)

	$11,281,440	$10,414,275

Effective in May 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of September 30, 2011, the net operating loss carryforwards generated by WaferTech, TSMC Development and Mutual-Pak would expire on various dates through 2023.

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of September 30, 2011 and 2010 was NT$4,016,138 thousand and NT$1,669,533 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2010 and 2009 were 4.95% and 9.85%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2011, investment tax credits of TSMC, Xintec, Mutual-Pak and TSMC Solar consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$63,852	$42,376	2011
		3,209,214	604,253	2012
		6,524,654	6,524,654	2013
		7,037,243	7,037,243	2014
		505,941	505,941	2015

		$17,340,904	$14,714,467

Statute for Upgrading Industries	Research and development expenditures	$9,067	$—	2011
		1,804,257	31,433	2012
		5,028,284	5,028,284	2013

		$6,841,608	$5,059,717

Statute for Upgrading Industries	Personnel training expenditures	$486	$—	2011
		17,407	16	2012
		17,203	17,203	2013

		$35,096	$17,219

Statute for Industrial Innovation	Research and development expenditures	$1,864,168	$—	2011

g.	The profits generated from the following projects of TSMC and Xintec are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014

h.	The tax authorities have examined income tax returns of TSMC through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$20,258,717	$15,450,048	$35,708,765
Labor and health insurance	1,000,030	686,043	1,686,073
Pension	732,693	476,599	1,209,292
Meal	538,041	217,379	755,420
Welfare	546,903	201,640	748,543
Others	67,183	202,429	269,612

	$23,143,567	$17,234,138	$40,377,705

Depreciation	$72,967,191	$5,196,753	$78,163,944

Amortization	$1,089,810	$672,039	$1,761,849

	Nine Months Ended September 30, 2010
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$20,151,190	$16,310,025	$36,461,215
Labor and health insurance	728,802	555,298	1,284,100
Pension	580,208	387,299	967,507
Meal	436,489	177,435	613,924
Welfare	517,534	198,946	716,480
Others	92,861	210,063	302,924

	$22,507,084	$17,839,066	$40,346,150

Depreciation	$58,880,734	$3,949,325	$62,830,059

Amortization	$982,878	$676,378	$1,659,256

22.	SHAREHOLDERS’ EQUITY

As of September 30, 2011, 1,092,313 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,461,567 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	September 30
	2011	2010

Additional paid-in capital	$23,734,158	$23,562,191
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	256,946	373,244
Donations	55	55

	$55,689,739	$55,634,070

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$6,887,967 thousand and NT$8,162,440 thousand for the nine months ended September 30, 2011 and 2010, respectively. Bonuses to directors were accrued based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2010 and 2009 had been approved in TSMC’s shareholders’ meetings held on June 9, 2011 and June 15, 2010, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009

Legal capital reserve	$16,160,501	$8,921,784
Special capital reserve	5,120,827	1,313,047
Cash dividends to shareholders	77,730,236	77,708,120	$3.00	$3.00

	$99,011,564	$87,942,951

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand for 2010, respectively, and profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, had been approved in the shareholders’ meeting held on June 9, 2011 and June 15, 2010, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and February 9, 2010 and same amount had been charged against earnings of 2010 and 2009, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2011.

Information about TSMC’s outstanding options for the nine months ended September 30, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Nine months ended September 30, 2011

Balance, beginning of period	21,437	$31.4
Options exercised	(5,071)	30.8

Balance, end of period	16,366	31.8

Nine months ended September 30, 2010

Balance, beginning of period	28,810	$32.4
Options exercised	(4,638)	32.5

Balance, end of period	24,172	32.5

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of September 30, 2011, information about TSMC’s outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$ 20.9-$29.3	12,361	1.5	$27.3
38.0- 50.1	4,005	3.2	45.7

	16,366	1.9	31.8

As of September 30, 2011, all of the above outstanding options were exercisable.

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the nine months ended September 30, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Nine months ended September 30, 2011

Balance, beginning of period	1,832	$15.1
Options exercised	(965)	14.4
Options canceled	(27)	17.1

Balance, end of period	840	16.0

Nine months ended September 30, 2010

Balance, beginning of period	3,960	$14.7
Options exercised	(1,440)	14.2
Options canceled	(266)	17.2

Balance, end of period	2,254	14.8

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of September 30, 2011, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

$ 10.9-$ 12.7	240	5.0	$11.0	236	$11.0
14.9- 18.8	600	6.0	16.8	390	15.8

	840	5.7	15.2	626	14.0

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2011 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the nine months ended September 30, 2011 and 2010 would have been as follows:

Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years

Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Nine Months Ended September 30
	2011	2010

Net income attributable to shareholders of the parent:
As reported	$102,622,631	$120,884,560
Pro forma	102,618,784	120,871,974

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$3.96	$4.67
Pro forma basic EPS	3.96	4.67
Diluted EPS as reported	3.96	4.66
Pro forma diluted EPS	3.96	4.66

24.	TREASURY STOCK

		(Shares in Thousands)
Purpose of Treasury Stock	Number of Shares, Beginning of Period	Addition	Number of Shares, End of Period

Nine months ended September 30, 2011

Shareholders executed the appraisal right	—	1,000	1,000

In August 2011, at the option of the shareholders of TSMC, certain shareholders requested TSMC to buy back their shares pursuant to the Company Law. As of September 30, 2011, the book value and market value of treasury stock were NT$71,598 thousand and NT$69,998 thousand, respectively.

Under the Securities and Exchange Act, TSMC shall neither pledge treasury stock nor exercise shareholders’ rights on these shares, such as rights to dividends and to vote.

25.	EARNINGS PER SHARE

EPS is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS (NT$)
				Before Income Tax	After Income Tax
	Before Income Tax	After Income Tax

Nine months ended September 30, 2011

Basic EPS
Earnings available to common shareholders of the parent	$111,217,377	$102,622,631	25,913,755	$4.29	$3.96

Effect of dilutive potential common shares	—	—	10,178

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$111,217,377	$102,622,631	25,923,933	$4.29	$3.96

(Continued)

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS (NT$)
				Before Income Tax	After Income Tax
	Before Income Tax	After Income Tax

Nine months ended September 30, 2010

Basic EPS
Earnings available to common shareholders of the parent	$126,801,996	$120,884,560	25,904,889	$4.89	$4.67

Effect of dilutive potential common shares	—	—	12,923

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$126,801,996	$120,884,560	25,917,812	$4.89	$4.66

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the nine months ended September 30, 2010 to remain at NT$4.67 and NT$4.66, respectively.

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$606,492	$606,492	$20,360	$20,360
Available-for-sale financial assets	3,255,050	3,255,050	30,357,200	30,357,200
Held-to-maturity financial assets	8,783,258	8,848,693	14,583,346	14,767,973
Financial assets carried at cost	4,392,806	—	4,464,801	—

Liabilities

Financial liabilities at fair value through profit or loss	210,610	210,610	74,741	74,741
Hedging derivative financial liabilities	356	356	1,065	1,065
Bonds payable (including current portion)	22,500,000	22,561,211	4,500,000	4,547,696
Long-term bank loans (including current portion)	1,650,000	1,650,000	1,233,615	1,233,615
Other long-term payables (including current portion)	7,275,104	7,275,104	8,145,370	8,145,370
Obligations under capital leases	725,137	725,137	707,047	707,047

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.	The changes in fair value of derivatives contracts for the nine months ended September 30, 2011 and 2010 estimated using valuation techniques were recognized as a net gain of NT$395,882 thousand and a net loss of NT$54,381 thousand, respectively.

d.	As of September 30, 2011 and 2010, financial assets exposed to fair value interest rate risk were NT$9,390,766 thousand and NT$39,907,290 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$65,914,126 thousand and NT$50,114,445 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,650,356 thousand and NT$1,547,897 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the nine months ended September 30, 2011 and 2010 were as follows:

	Nine Months Ended September 30, 2011
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$86,158	$23,462	$(331)	$109,289
Recognized directly in shareholders’ equity	(1,113,956)	(42,035)	(39)	(1,156,030)
Removed from shareholders’ equity and recognized in earnings	(180,269)	—	227	(180,042)
Effect of changes in consolidated entities	(269)	269	—	—

Balance, end of period	$(1,208,336)	$(18,304)	$(143)	$(1,226,783)

	Nine Months Ended September 30, 2010
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$424,128	$29,493	$—	$453,621
Recognized directly in shareholders’ equity	242,902	8,895	(434)	251,363
Removed from shareholders’ equity and recognized in earnings	(186,315)	—	—	(186,315)

Balance, end of period	$480,715	$38,388	$(434)	$518,669

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stocks; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans; therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

September 30, 2011

Long-term bank loans	Interest rate swap contract	$(356)	2011 to 2012	2011 to 2012

September 30, 2010

Long-term bank loans	Interest rate swap contract	(1,065)	2010 to 2012	2010 to 2012

27.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

GUC (prior to July 2011, GUC was a subsidiary. Since July 2011, GUC is accounted for using the equity method. The related party information between the Company and GUC as of and for the three months ended September 30, 2011 is disclosed as follows.)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

b.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using the equity method by TSMC.

Motech, an indirect investee accounted for using the equity method by TSMC.

c.	Others:

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2011		2010
	Amount	%	Amount	%

For the nine months ended September 30

Sales
GUC	$1,586,731	—	$—	—
VIS	225,091	—	190,016	—
VisEra	9,254	—	73,030	—
Others	16,862	—	9,089	—

	$1,837,938	—	$272,135	—

	2011		2010
	Amount	%	Amount	%

Purchases
VIS	$4,333,148	2	$3,664,124	2
SSMC	2,963,867	2	3,383,596	2
Others	124,673	—	—	—

	$7,421,688	4	$7,047,720	4

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$46,543	—	$77,695	—
VIS (rent)	5,902	—	—	—

	$52,445	—	$77,695	—

Research and development expenses
VisEra	$17,206	—	$7,198	—
VIS (primarily rent)	1,984	—	8,730	—
Others	—	—	110	—

	$19,190	—	$16,038	—

Sales of property, plant and equipment and other assets
VIS	$36,008	7	$37,011	30
VisEra	—	—	4,418	4
SSMC	—	—	2,401	2

	$36,008	7	$43,830	36

Purchase of property, plant and equipment
VisEra	$11,110	—	$—	—
VIS	—	—	15,865	—

	$11,110	—	$15,865	—

Non-operating income and gains
VIS (primarily technical service income)	$179,067	4	$226,256	2
SSMC (primarily technical service income)	163,131	4	145,625	1
VisEra (rent)	2,200	—	—	—

	$344,398	8	$371,881	3

As of September 30

Receivables
GUC	$569,928	99	$—	—
VisEra	1,869	—	11,295	100
Others	6,879	1	—	—

	$578,676	100	$11,295	100

	2011		2010
	Amount	%	Amount	%

Other receivables
VIS	$85,453	64	$150,589	74
SSMC	47,921	36	49,752	24
Others	525	—	4,324	2

	$133,899	100	$204,665	100

Payables
VIS	$1,011,671	74	$1,124,109	69
SSMC	342,654	25	434,236	27
Others	6,866	1	59,284	4

	$1,361,191	100	$1,617,629	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.

The Company leased certain machinery and equipment to VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental income was received monthly and the related income was classified under non-operating income and gains.

28.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	September 30
	2011	2010

Other financial assets	$139,320	$169,028
Property, plant and equipment, net	—	1,953,613
Other assets	—	20,000

	$139,320	$2,142,641

29.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2011 to September 2030 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2011 and 2020 and can be renewed upon expiration.

As of September 30, 2011, future lease payments were as follows:

Year	Amount

2011 (4th quarter)	$159,787
2012	672,747
2013	636,846
2014	612,349
2015	588,330
2016 and thereafter	4,686,732

$7,356,791

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of September 30, 2011, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of September 30, 2011, TSMC had a total of US$14,051 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010 and obtained the subsequent cash settlement income in accordance with the agreement.

e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

g.	TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$6,458,725 thousand and NT$7,235,592 thousand as of September 30, 2011 and 2010, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of September 30, 2011 were NT$139,187 thousand.

31.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	September 30
	2011		2010
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)
Financial assets

Monetary items
USD	$3,518,408	30.554	$4,209,109	31.26-31.33
EUR	135,214	41.56	210,372	42.58-42.73
JPY	21,799,356	0.3996	19,881,401	0.3752-0.3766
RMB	220,424	4.81	258,406	4.69-4.6649

(Continued)

	September 30
	2011		2010
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Non-monetary items
USD	$135,950	30.554	$158,699	31.26-31.33
HKD	697,902	3.92	1,002,116	4.04
Investments accounted for using equity method
USD	281,446	30.554	283,787	31.26-31.33

Financial liabilities

Monetary items
USD	1,743,088	30.554	2,042,220	31.26-31.33
EUR	135,963	41.56	141,252	42.58-42.73
JPY	23,521,541	0.3996	21,580,319	0.3752-0.3766
RMB	372,707	4.81	546,170	4.69-4.6649

(Concluded)

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;

j.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 9 attached.

k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

33.	OPERATING SEGMENTS INFORMATION

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold. These segments mainly engage in the researching, developing, and providing SoC (System on Chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segment information was as follows:

	Foundry	Others	Elimination	Total

Nine months ended September 30, 2011

Sales from external customers	$318,125,953	$4,243,525	$—	$322,369,478
Sales among intersegments	1,588,601	6,224	(1,594,825)	—
Operating profit (loss)	109,734,169	(1,106,808)	—	108,627,361

Nine months ended September 30, 2010

Sales from external customers	301,915,969	7,479,733	—	309,395,702
Sales among intersegments	2,658,355	283	(2,658,638)	—
Operating profit (loss)	117,913,327	(251,470)	—	117,661,857

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Name	Financial statement Account	Counter- party	Financing Limit for Each Borrowing Company	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Reason for Financing	Allowance for Bad Debt	Collateral		Transaction Amounts	Financing Company’s Financing Amount Limits (Note 2)
														Item	Value

1	TSMC Partners	Long-term receivables from related parties	TSMC China	(Note 1)	$ (US$	7,638,500 250,000)	$ (US$	7,638,500 250,000)	$ (US$	7,638,500 250,000)	0.25%- 0.26%	Purchase equipment	$—	—	$—	$—	$34,888,811
		Other receivables from related parties	TSMC Solar	(Note 1)	(US$	1,222,160 40,000)	(US$	1,222,160 40,000)	(US$	168,047 5,500)	0.4017%	Operating capital	—	—	—	—	34,888,811

2	TSMC Global	Other receivables from related parties	TSMC	(Note 1)	(US$	24,684,000 850,000)	(US$	10,693,900 350,000)	(US$	10,693,900 350,000)	0.3544%	Support the parent company’s short-term operation requirement	—	—	—	—	44,274,921

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners and TSMC Global, respectively. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not subjected to this restriction.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and TSMC Global, respectively.
Note 3:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
				Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$1,099,559	N/A	$1,126,006
	China Steel Corporation	—	〃	—	304,443	N/A	305,871
	Formosa Petrochemical Corporation	—	〃	—	175,066	N/A	175,086
	Taiwan Power Company	—	〃	—	75,099	N/A	75,105

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493	2,735,777	7	2,735,777
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	44,274,921	100	44,274,921
	TSMC Partners	Subsidiary	〃	988,268	34,888,811	100	34,888,811
	TSMC Solar	Subsidiary	〃	1,118,000	10,847,842	100	10,847,842
	VIS	Investee accounted for using equity method	〃	628,223	8,918,553	38	6,784,814
	SSMC	Investee accounted for using equity method	〃	314	6,109,136	39	5,878,735
	TSMC North America	Subsidiary	〃	11,000	3,001,878	100	3,001,878
	TSMC SSL	Subsidiary	〃	227,000	2,063,176	100	2,063,176
	Xintec	Investee with a controlling financial interest	〃	94,011	1,610,795	40	1,610,795
	GUC	Investee accounted for using equity method	〃	46,688	1,117,076	35	5,789,294
	TSMC Europe	Subsidiary	〃	—	209,723	100	209,723
	TSMC Japan	Subsidiary	〃	6	165,630	100	165,630
	TSMC Korea	Subsidiary	〃	80	22,342	100	22,342
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	328,138
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	〃	10,500	105,000	7	347,827
	W.K. Technology Fund IV	—	〃	4,000	40,000	2	40,325

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	〃	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	8,460,740	100	8,493,403
	VTAF III	Subsidiary	〃	—	1,247,111	52	1,226,659
	VTAF II	Subsidiary	〃	—	1,022,280	98	1,016,511
	Emerging Alliance	Subsidiary	〃	—	291,196	99	291,196

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	5,999,174	20	4,194,439
	TSMC Solar Europe	Subsidiary	〃	—	270,054	100	270,054
	TSMC Solar NA	Subsidiary	〃	1	73,371	100	73,371

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
				Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—		$1,696,911	47		$1,696,911

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		3,051	100		3,051

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,081	N/A	US$	20,367
	General Elec Cap Corp. Mtn	—	〃	—	US$	20,080	N/A	US$	20,809

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	454,661	100	US$	454,661
	VisEra Holding Company	Investee accounted for using equity method	〃	43,000	US$	89,041	49	US$	89,041
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	〃	787	US$	11,258	97	US$	11,258
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	〃	14,153	US$	9,988	97	US$	9,988
	TSMC Technology	Subsidiary	〃	1	US$	10,420	100	US$	10,420
	TSMC Canada	Subsidiary	〃	2,300	US$	3,864	100	US$	3,864
	Mcube Inc.	Investee accounted for using equity method	〃	5,333		—	82		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		—	5		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	8	US$	5,000

TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	286	US$	3,490	—	US$	3,490

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,122	N/A	US$	20,809
	JP Morgan Chase & Co.	—	〃	—	US$	15,000	N/A	US$	15,008

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	215,620	100	US$	215,620

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	〃	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	〃	8	US$	500	—	US$	500
	Pixim, Inc.	—	〃	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	〃	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

VTAF II	Common stock
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	〃	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	〃	1,806	US$	2,607	9	US$	2,607

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	〃	4,556	US$	4,316	3	US$	4,316
	Audience, Inc.	—	〃	12,378	US$	2,378	3	US$	2,378
	Impinj, Inc.	—	〃	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	〃	132	US$	1,110	2	US$	1,110
	Pixim, Inc.	—	〃	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	〃	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	〃	—	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	1,425	57	US$	1,425
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	6,771	US$	8,745	3	US$	8,745
	Exclara, Inc.	—	〃	59,695	US$	5,897	15	US$	5,897
	GTBF, Inc.	—	〃	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	〃	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	〃	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	〃	3,801	US$	4,748	4	US$	4,748
	Powervation, Ltd.	—	〃	449	US$	7,030	16	US$	7,030
	Silicon Technical Services, LLC	—	〃	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	〃	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	〃	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	〃	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	835	100	US$	835
	VTA Holdings	Subsidiary	〃	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Veebeam	—	〃	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	2,436	US$	7,601	3	US$	7,601
	Memsic, Inc.	—	〃	1,286	US$	3,201	5	US$	3,201

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	2,669	5	US$	2,669
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	〃	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	〃	932	US$	361	6	US$	361
	Auden Technology MFG. Co., Ltd.	—	〃	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	148	6	US$	148
	Sonics, Inc.	—	〃	264	US$	455	3	US$	455

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	6,398	100	EUR	6,398

TSMC Global	Corporate bond
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	19,819
	Commonwealth Bank of Australia	—	〃	25,000	US$	25,000	N/A	US$	24,870
	Commonwealth Bank of Australia	—	〃	25,000	US$	25,000	N/A	US$	25,033
	JP Morgan Chase + Co.	—	〃	35,000	US$	35,044	N/A	US$	35,051
	Nationwide Building Society-UK Government Guarantee	—	〃	8,000	US$	8,000	N/A	US$	8,003
	Westpac Banking Corp.	—	〃	25,000	US$	25,000	N/A	US$	24,765
	Westpac Banking Corp. 12/12 Frn	—	〃	5,000	US$	5,000	N/A	US$	5,009

	Government bond
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,014

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	33	US$	33	N/A	US$	33

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED OR DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Stock
	TSMC Solar	Investments accounted for using equity method	—	Subsidiary	—		$—	1,118,000		$11,180,000	—		$—		$—		$—	1,118,000		$10,847,842

	TSMC SSL	〃	—	Subsidiary	—		—	227,000		2,270,000	—		—		—		—	227,000		2,063,176

	Capital
	TSMC China	Investments accounted for using equity method	—	Subsidiary	—		4,252,270	—		2,176,200	—		—		—		—	—		8,460,740

TSMC Solar	Stock
	TSMC Solar Europe	Investments accounted for using equity method	—	Subsidiary	—		23,971	—		385,682	—		—		—		—	—		270,054

	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		—	—		168,548	—		—		—		—	—		1,696,911

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Investments accounted for using equity method	—	Subsidiary	1	EUR	90	—	EUR	9,800	—	EUR	—	EUR	—	EUR	—	1	EUR	6,398

TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	4,430	US$	4,824	—	US$	—	4,430	US$	4,787	US$	4,834	US$	(47)	—	US$	—
	American Honda Fin Corp. Mtn	〃	—	—	4,000	US$	3,995	—		—	4,000	US$	4,005	US$	3,985	US$	20	—		—
	Anz National Intl Ltd.	〃	—	—	3,500	US$	3,554	—		—	3,500	US$	3,555	US$	3,515	US$	40	—		—
	Archer Daniels Midland Co.	〃	—	—	—		—	7,000	US$	7,000	7,000	US$	7,010	US$	7,000	US$	10	—		—
	Astrazeneca Plc	〃	—	—	3,150	US$	3,397	—		—	3,150	US$	3,356	US$	3,456	US$	(100)	—		—
	AT+T Wireless	〃	—	—	3,500	US$	3,823	—		—	3,500	US$	3,762	US$	3,979	US$	(217)	—		—
	Banco Bilbao Vizcaya P R	〃	—	—	3,250	US$	3,249	—		—	3,250	US$	3,251	US$	3,250	US$	1	—		—
	Bank of Nova Scotia	〃	—	—	5,000	US$	5,000	—		—	5,000	US$	5,012	US$	5,000	US$	12	—		—
	Barclays Bank Plc	〃	—	—	12,000	US$	11,997	—		—	12,000	US$	12,022	US$	12,035	US$	(13)	—		—
	Barclays Bk Plc UK Govt Cr	〃	—	—	—		—	5,000	US$	5,108	5,000	US$	5,099	US$	5,108	US$	(9)	—		—
	Bb+T Corporation	〃	—	—	—		—	3,840	US$	3,990	3,840	US$	3,977	US$	3,990	US$	(13)	—		—
	Bear Stearns Cos Inc.	〃	—	—	3,500	US$	3,494	—		—	3,500	US$	3,465	US$	3,360	US$	105	—		—
	Berkshire Hathaway Inc. Del	〃	—	—	3,500	US$	3,517	—		—	3,500	US$	3,521	US$	3,500	US$	21	—		—
	Bhp Billiton Fin USA Ltd.	〃	—	—	—		—	4,000	US$	4,443	4,000	US$	4,447	US$	4,443	US$	4	—		—
	Bnp Paribas SA	〃	—	—	3,810	US$	3,844	—		—	3,810	US$	3,838	US$	3,844	US$	(6)	—		—
	Boeing Cap Corp.	〃	—	—	2,925	US$	3,192	—		—	2,925	US$	3,180	US$	3,235	US$	(55)	—		—
	Bp Capital Markets Plc	〃	—	—	3,900	US$	3,988	—		—	3,900	US$	3,992	US$	3,969	US$	23	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

	Bp Capital Markets Plc	Available-for-sale financial assets	—	—	—	US$	—	7,160	US$	7,160	7,160	US$	7,201	US$	7,160	US$	41	—	US$	—
	Chevron Corp.	〃	—	—	—		—	4,000	US$	4,305	4,000	US$	4,286	US$	4,305	US$	(19)	—		—
	Cie Financement Foncier	〃	—	—	4,000	US$	4,019	—		—	4,000	US$	4,034	US$	4,029	US$	5	—		—
	Cisco Systems Inc.	〃	—	—	—		—	7,050	US$	7,050	7,050	US$	7,073	US$	7,050	US$	23	—		—
	Citigroup Funding Inc.	〃	—	—	16,000	US$	16,323	—		—	16,000	US$	16,337	US$	16,262	US$	75	—		—
	Citigroup Funding Inc.	〃	—	—	7,300	US$	7,446	—		—	7,300	US$	7,440	US$	7,448	US$	(8)	—		—
	Citigroup Inc.	〃	—	—	5,000	US$	5,490	—		—	5,000	US$	5,478	US$	5,360	US$	118	—		—
	Coca Cola Co.	〃	—	—	4,000	US$	4,002	—		—	4,000	US$	4,003	US$	4,000	US$	3	—		—
	Countrywide Finl Corp.	〃	—	—	4,000	US$	4,208	—		—	4,000	US$	4,221	US$	4,291	US$	(70)	—		—
	Credit Suisse New York	〃	—	—	3,945	US$	4,090	—		—	3,945	US$	4,069	US$	4,073	US$	(4)	—		—
	Credit Suisse New York	〃	—	—	—		—	3,200	US$	3,200	3,200	US$	3,238	US$	3,200	US$	38	—		—
	Dexia Credit Local	〃	—	—	6,000	US$	5,976	—		—	6,000	US$	5,983	US$	6,000	US$	(17)	—		—
	Dexia Credit Local	〃	—	—	4,000	US$	3,984	—		—	4,000	US$	3,927	US$	4,000	US$	(73)	—		—
	Dexia Credit Local S.A	〃	—	—	4,000	US$	3,992	—		—	4,000	US$	3,976	US$	4,000	US$	(24)	—		—
	Dexia Credit Local SA NY	〃	—	—	5,000	US$	4,983	—		—	5,000	US$	4,952	US$	5,000	US$	(48)	—		—
	Finance for Danish Ind	〃	—	—	3,800	US$	3,799	—		—	3,800	US$	3,808	US$	3,801	US$	7	—		—
	General Elec Cap Corp.	〃	—	—	7,000	US$	7,002	—		—	7,000	US$	7,005	US$	7,002	US$	3	—		—
	General Elec Cap Corp.	〃	—	—	4,000	US$	4,110	—		—	4,000	US$	4,095	US$	4,117	US$	(22)	—		—
	General Elec Cap Corp.	〃	—	—	—		—	5,000	US$	5,000	5,000	US$	5,037	US$	5,000	US$	37	—		—
	Georgia Pwr Co.	〃	—	—	4,000	US$	4,006	—		—	4,000	US$	4,002	US$	4,024	US$	(22)	—		—
	Gmac LLC	〃	—	—	4,600	US$	4,731	—		—	4,600	US$	4,715	US$	4,726	US$	(11)	—		—
	Goldman Sachs Group Inc.	〃	—	—	—		—	3,400	US$	3,400	3,400	US$	3,425	US$	3,400	US$	25	—		—
	Hewlett Packard Co.	〃	—	—	3,000	US$	3,003	—		—	3,000	US$	3,004	US$	2,995	US$	9	—		—
	Household Fin Corp.	〃	—	—	4,330	US$	4,694	—		—	4,330	US$	4,662	US$	4,781	US$	(119)	—		—
	HSBC Bank Plc	〃	—	—	3,400	US$	3,405	—		—	3,400	US$	3,407	US$	3,407		—	—		—
	HSBC Fin Corp.	〃	—	—	2,900	US$	3,074	—		—	2,900	US$	3,074	US$	3,142	US$	(68)	—		—
	IBM Corp.	〃	—	—	6,800	US$	6,775	—		—	6,800	US$	6,781	US$	6,772	US$	9	—		—
	Inc Bk Nv Neth St Cr Gtee	〃	—	—	—		—	8,500	US$	8,668	8,500	US$	8,655	US$	8,668	US$	(13)	—		—
	John Deer Capital Corp. Fdic GT	〃	—	—	3,500	US$	3,616	—		—	3,500	US$	3,601	US$	3,634	US$	(33)	—		—
	JP Morgan Chase + Co.	〃	—	—	5,000	US$	5,021	—		—	5,000	US$	5,032	US$	5,000	US$	32	—		—
	Lloyds Tsb Bank Plc Ser 144A	〃	—	—	5,950	US$	6,009	—		—	5,950	US$	6,007	US$	6,077	US$	(70)	—		—
	Macquarie Bk Ltd. Sr	〃	—	—	3,900	US$	3,975	9,300	US$	9,472	13,200	US$	13,423	US$	13,455	US$	(32)	—		—
	Massmutual Global Fdg II Mediu	〃	—	—	4,000	US$	3,955	—		—	4,000	US$	3,991	US$	3,926	US$	65	—		—
	Mellon Fdg Corp.	〃	—	—	3,500	US$	3,475	—		—	3,500	US$	3,479	US$	3,404	US$	75	—		—
	Merck + Co. Inc.	〃	—	—	4,000	US$	4,032	—		—	4,000	US$	4,013	US$	4,066	US$	(53)	—		—
	Merrill Lynch + Co. Inc.	〃	—	—	4,691	US$	4,647	—		—	4,691	US$	4,669	US$	4,603	US$	66	—		—
	Merrill Lynch + Co. Inc.	〃	—	—	—		—	4,000	US$	4,335	4,000	US$	4,319	US$	4,335	US$	(16)	—		—
	Met Life Glob Funding I	〃	—	—	—		—	3,000	US$	3,000	3,000	US$	3,004	US$	3,000	US$	4	—		—
	Metlife Inc.	〃	—	—	6,500	US$	6,600	—		—	6,500	US$	6,584	US$	6,527	US$	57	—		—
	Microsoft Corp.	〃	—	—	3,250	US$	3,232	—		—	3,250	US$	3,224	US$	3,249	US$	(25)	—		—
	Morgan Stanley	〃	—	—	—		—	9,000	US$	9,000	9,000	US$	9,140	US$	9,000	US$	140	—		—
	Morgan Stanley Dean Witter	〃	—	—	8,000	US$	8,524	—		—	8,000	US$	8,513	US$	8,797	US$	(284)	—		—
	National Australia Bank	〃	—	—	—		—	3,000	US$	3,035	3,000	US$	3,040	US$	3,034	US$	6	—		—
	Pepsiamericas Inc.	〃	—	—	—		—	4,000	US$	4,329	4,000	US$	4,308	US$	4,329	US$	(21)	—		—
	Philip Morris Intl Inc.	〃	—	—	—		—	4,000	US$	4,640	4,000	US$	4,591	US$	4,640	US$	(49)	—		—
	Princoa Global Fdg I Medium	〃	—	—	5,050	US$	5,011	—		—	5,050	US$	5,042	US$	4,921	US$	121	—		—
	Rabobank Nederland	〃	—	—	5,000	US$	5,000	—		—	5,000	US$	5,000	US$	4,997	US$	3	—		—
	Royal Bk of Scotland Plc	〃	—	—	5,000	US$	5,052	—		—	5,000	US$	5,045	US$	5,106	US$	(61)	—		—
	Royal Bk Scotlnd Grp Plc 144A	〃	—	—	9,450	US$	9,516	—		—	9,450	US$	9,517	US$	9,596	US$	(79)	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

	Sanofi Aventis	Available-for-sale financial assets	—	—	—	US$	—	4,000	US$	4,000	4,000	US$	4,003	US$	4,000	US$	3	—	US$	—
	Sanofi Aventis	〃	—	—	—		—	3,870	US$	3,870	3,870	US$	3,884	US$	3,870	US$	14	—		—
	Shell International Fin	〃	—	—	4,515	US$	4,536	—		—	4,515	US$	4,533	US$	4,527	US$	6	—		—
	Shell International Fin	〃	—	—	3,200	US$	3,248	—		—	3,200	US$	3,256	US$	3,227	US$	29	—		—
	Standard Chartered BK NY	〃	—	—	—		—	3,000	US$	3,000	3,000	US$	3,001	US$	3,000	US$	1	—		—
	State Str Corp.	〃	—	—	6,420	US$	6,417	—		—	6,420	US$	6,423	US$	6,382	US$	41	—		—
	Sun Life Finl Global	〃	—	—	4,400	US$	4,332	—		—	4,400	US$	4,351	US$	4,304	US$	47	—		—
	Suncorp Metway Ltd.	〃	—	—	8,800	US$	8,982	—		—	8,800	US$	8,937	US$	9,125	US$	(188)	—		—
	Swedbank Hypotek AB	〃	—	—	4,000	US$	3,993	—		—	4,000	US$	3,998	US$	4,002	US$	(4)	—		—
	Swedbank Hypotek AB	〃	—	—	—		—	4,100	US$	4,100	4,100	US$	4,086	US$	4,100	US$	(14)	—		—
	Teva Pharm Fin III	〃	—	—	—		—	4,000	US$	4,000	4,000	US$	4,019	US$	4,000	US$	19	—		—
	Teva Pharma Fin III LLC	〃	—	—	4,000	US$	4,016	—		—	4,000	US$	4,011	US$	4,000	US$	11	—		—
	Total Capital Canada Ltd.	〃	—	—	—		—	4,000	US$	4,000	4,000	US$	4,013	US$	4,000	US$	13	—		—
	United Technologies Corp.	〃	—	—	—		—	4,000	US$	4,265	4,000	US$	4,244	US$	4,266	US$	(22)	—		—
	US Central Federal Cred	〃	—	—	4,000	US$	4,084	4,500	US$	4,599	8,500	US$	8,664	US$	8,692	US$	(28)	—		—
	Verizon Communications	〃	—	—	—		—	7,725	US$	7,725	7,725	US$	7,785	US$	7,725	US$	60	—		—
	Virginia Elec + Pwr Co.	〃	—	—	—		—	3,250	US$	3,489	3,250	US$	3,461	US$	3,489	US$	(28)	—		—
	Volkswagen Intl Fin NV	〃	—	—	—		—	4,000	US$	4,000	4,000	US$	4,010	US$	4,000	US$	10	—		—
	Wachovia Corp. Global Medium	〃	—	—	5,000	US$	5,141	—		—	5,000	US$	5,142	US$	5,138	US$	4	—		—
	Wal Mart Stores Inc.	〃	—	—	4,000	US$	3,964	—		—	4,000	US$	3,968	US$	3,986	US$	(18)	—		—
	Wal Mart Stores Inc.	〃	—	—	3,770	US$	4,325	—		—	3,770	US$	4,261	US$	4,383	US$	(122)	—		—
	Westpac Banking Corp.	〃	—	—	3,500	US$	3,514	—		—	3,500	US$	3,511	US$	3,500	US$	11	—		—
	Westpac Banking Corp.	〃	—	—	4,000	US$	4,005	—		—	4,000	US$	4,022	US$	4,044	US$	(22)	—		—
	Wyeth	〃	—	—	3,345	US$	3,657	638	US$	697	3,983	US$	4,325	US$	4,397	US$	(72)	—		—

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	41,700	US$	42,042	—		—	41,700	US$	42,042	US$	41,729	US$	313	—		—
	US Treasury N/B	〃	—	—	11,100	US$	10,976	—		—	11,100	US$	10,941	US$	11,084	US$	(143)	—		—
	US Treasury N/B	〃	—	—	7,000	US$	7,079	—		—	7,000	US$	7,077	US$	7,078	US$	(1)	—		—
	US Treasury N/B	〃	—	—	5,250	US$	5,212	30,175	US$	29,906	35,425	US$	35,154	US$	35,101	US$	53	—		—
	US Treasury N/B	〃	—	—	—		—	19,900	US$	19,872	19,900	US$	19,888	US$	19,872	US$	16	—		—
	US Treasury N/B	〃	—	—	—		—	10,000	US$	10,084	10,000	US$	10,073	US$	10,084	US$	(11)	—		—
	US Treasury N/B	〃	—	—	—		—	10,000	US$	10,042	10,000	US$	10,046	US$	10,042	US$	4	—		—
	US Treasury N/B	〃	—	—	—		—	10,000	US$	10,024	10,000	US$	10,035	US$	10,024	US$	11	—		—
	US Treasury N/B	〃	—	—	—		—	10,000	US$	9,988	10,000	US$	9,990	US$	9,988	US$	2	—		—
	US Treasury N/B	〃	—	—	—		—	3,300	US$	3,301	3,300	US$	3,298	US$	3,301	US$	(3)	—		—

	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	16,104	US$	16,102	—		—	16,104	US$	16,116	US$	16,098	US$	18	—		—
	Fannie Mae	〃	—	—	11,100	US$	11,096	—		—	11,100	US$	11,109	US$	11,096	US$	13	—		—
	Fannie Mae	〃	—	—	8,765	US$	8,763	11,500	US$	11,503	20,265	US$	20,280	US$	20,262	US$	18	—		—
	Fannie Mae	〃	—	—	4,600	US$	4,589	—		—	4,600	US$	4,606	US$	4,598	US$	8	—		—
	Fannie Mae	〃	—	—	3,900	US$	3,861	—		—	3,900	US$	3,851	US$	3,899	US$	(48)	—		—
	Fannie Mae	〃	—	—	3,000	US$	2,994	—		—	3,000	US$	3,000	US$	3,009	US$	(9)	—		—
	Fannie Mae	〃	—	—	—		—	20,300	US$	20,269	20,300	US$	20,301	US$	20,269	US$	32	—		—
	Fannie Mae	〃	—	—	—		—	11,045	US$	12,104	11,045	US$	12,044	US$	12,104	US$	(60)	—		—
	Fannie Mae	〃	—	—	—		—	7,500	US$	7,500	7,500	US$	7,508	US$	7,500	US$	8	—		—
	Fannie Mae	〃	—	—	—		—	3,000	US$	3,000	3,000	US$	3,008	US$	3,000	US$	8	—		—
	Federal Farm Credit Bank	〃	—	—	4,000	US$	3,994	—		—	4,000	US$	4,002	US$	3,995	US$	7	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) on Disposal (Foreign Currencies in Thousands)		Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)

	Federal Farm Credit Bank	Available-for-sale financial assets	—	—	4,000	US$	3,984	—	US$	—	4,000	US$	3,986	US$	3,998	US$	(12)	—	US$	—
	Federal Farm Credit Bank	〃	—	—	—		—	4,000	US$	4,002	4,000	US$	4,003	US$	4,002	US$	1	—		—
	Federal Home Loan Bank	〃	—	—	5,000	US$	5,007	—		—	5,000	US$	5,007	US$	5,009	US$	(2)	—		—
	Federal Home Loan Bank	〃	—	—	6,800	US$	6,817	—		—	6,800	US$	6,817	US$	6,811	US$	6	—		—
	Federal Home Loan Bank	〃	—	—	8,000	US$	8,040	—		—	8,000	US$	8,033	US$	7,990	US$	43	—		—
	Federal Home Loan Bank	〃	—	—	10,000	US$	9,998	—		—	10,000	US$	10,001	US$	9,985	US$	16	—		—
	Federal Home Loan Bank	〃	—	—	8,400	US$	8,397	—		—	8,400	US$	8,400	US$	8,399	US$	1	—		—
	Federal Home Ln Bks	〃	—	—	5,000	US$	5,046	—		—	5,000	US$	5,043	US$	5,098	US$	(55)	—		—
	Federal Home Ln Mtg Corp.	〃	—	—	3,732	US$	3,727	—		—	3,340	US$	3,340	US$	3,341	US$	(1)	—		—
	Federal Home Ln Mtg Corp.	〃	—	—	3,324	US$	3,453	—		—	3,161	US$	3,288	US$	3,360	US$	(72)	—		—
	Federal Home Loan Mtg Corp.	〃	—	—	5,183	US$	5,168	—		—	4,634	US$	4,634	US$	4,632	US$	2	—		—
	Fhr 2953 Da	〃	—	—	3,284	US$	3,466	—		—	2,846	US$	3,028	US$	2,993	US$	35	—		—
	Fhr 3184 Fa	〃	—	—	4,096	US$	4,084	—		—	3,810	US$	3,807	US$	3,806	US$	1	—		—
	Fnma Tba Jan 15 Single Fam	〃	—	—	—		—	3,000	US$	3,147	3,000	US$	3,142	US$	3,147	US$	(5)	—		—
	Fnma Tba Feb 15 Single Fam	〃	—	—	—		—	3,000	US$	3,138	3,000	US$	3,117	US$	3,138	US$	(21)	—		—
	Fnma Tba Mar 15 Single Fam	〃	—	—	—		—	3,000	US$	3,110	3,000	US$	3,140	US$	3,110	US$	30	—		—
	Fnma Tba Apr 15 Single Fam	〃	—	—	—		—	3,000	US$	3,131	3,000	US$	3,164	US$	3,131	US$	33	—		—
	Fnr 2006 60 CO	〃	—	—	3,485	US$	3,483	—		—	3,274	US$	3,274	US$	3,272	US$	2	—		—
	Fnr 2009 116 A	〃	—	—	4,271	US$	4,640	—		—	3,841	US$	4,137	US$	4,122	US$	15	—		—
	Freddie Mac	〃	—	—	5,750	US$	5,764	—		—	5,750	US$	5,761	US$	5,771	US$	(10)	—		—
	Freddie Mac	〃	—	—	4,300	US$	4,316	—		—	4,300	US$	4,312	US$	4,308	US$	4	—		—
	Freddie Mac	〃	—	—	10,420	US$	10,411	—		—	10,420	US$	10,414	US$	10,412	US$	2	—		—
	Freddie Mac	〃	—	—	—		—	19,000	US$	18,981	19,000	US$	18,986	US$	18,981	US$	5	—		—
	Freddie Mac	〃	—	—	—		—	3,550	US$	3,549	3,550	US$	3,553	US$	3,549	US$	4	—		—
	Freddie Mac	〃	—	—	—		—	14,200	US$	14,196	14,200	US$	14,204	US$	14,196	US$	8	—		—
	Gnr 2009 45 AB	〃	—	—	4,417	US$	4,496	—		—	3,082	US$	3,129	US$	3,215	US$	(86)	—		—
	Government Natl Mtg Assn	〃	—	—	3,050	US$	3,285	—		—	3,050	US$	3,202	US$	3,278	US$	(76)	—		—
	Ngn 2010 R2 1A	〃	—	—	3,732	US$	3,731	—		—	3,490	US$	3,492	US$	3,490	US$	2	—		—
	Ngn 2011 R4 1A	〃	—	—	—		—	4,000	US$	4,000	3,914	US$	3,914	US$	3,914		—	—		—

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	12,387	US$	12,387	764,105	US$	764,105	776,459	US$	776,459	US$	776,459		—	33	US$	33

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.
Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.
Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees, other adjustments to long-term investment using equity method and amounts transferred from spin-off.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company	Types of	Transaction Date	Transaction	Payment Term	Counter- party	Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property		Amount			Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	January 5, 2011 to August 28, 2011	$736,462	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to July 24, 2011	480,672	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to August 27, 2011	1,890,720	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to August 27, 2011	157,500	By the construction progress	Edg Corporation Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 7, 2011 to August 27, 2011	132,950	By the construction progress	Lead Fu Industrials Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to September 13, 2011	1,275,062	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 24, 2011 to September 28, 2011	209,445	By the construction progress	Yankey Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

Xintec	Fab	February 17, 2011	1,050,000	Based on the agreement	Vertex Precision Electronics Inc.	—	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$175,631,354	55	Net 30 days after invoice date	—	—	$28,158,589	56
	GUC	Investee accounted for using equity method	Sales	2,606,772	1	Net 30 days after monthly closing	—	—	521,398	1
	VIS	Investee accounted for using equity method	Sales	225,091	—	Net 30 days after monthly closing	—	—	—	—
	TSMC Solar Europe GmbH	Indirect subsidiary	Sales	148,898	—	Net 60 days after invoice date	—	—	—	—
	TSMC China	Subsidiary	Purchases	7,576,707	20	Net 30 days after monthly closing	—	—	(878,485)	8
	WaferTech	Indirect subsidiary	Purchases	5,753,541	16	Net 30 days after monthly closing	—	—	(657,374)	6
	VIS	Investee accounted for using equity method	Purchases	4,313,015	12	Net 30 days after monthly closing	—	—	(1,011,671)	9
	SSMC	Investee accounted for using equity method	Purchases	2,963,867	8	Net 30 days after monthly closing	—	—	(342,654)	3
	Motech	Indirect investee accounted for using the equity method	Purchases	124,673	—	Net 30 days after monthly closing	—	—	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,427,439	47	Net 30 days after monthly closing	—	—	227,273	49

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$28,181,040	42	$8,268,827	—	$10,855,216	$—
	TSMC China	Subsidiary	1,318,300	(Note 2)	35,048	Accelerate demand on accounts receivable	—	—
	GUC	Investee accounted for using equity method	521,398	35	1,989	Accelerate demand on accounts receivable	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	227,273	33	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2011			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2011 (Foreign Currencies in Thousands)	December 31, 2010 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$44,274,921	$251,883	$251,883	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	34,888,811	1,338,749	1,338,749	Subsidiary

	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	—	1,118,000	100	10,847,842	(315,687)	(315,687)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	38	8,918,553	854,387	36,256	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	14,356,567	12,180,367	—	100	8,460,740	1,607,994	1,601,077	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,109,136	2,725,548	908,533	Investee accounted for using equity method

	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,001,878	105,642	105,642	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	2,270,000	—	227,000	100	2,063,176	(206,747)	(206,747)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,011	40	1,610,795	176,911	58,598	Investee with a controlling financial interest

	VTAF III	Cayman Islands	Investing in new start-up technology companies	2,024,820 (Note 4)	3,565,441 (Note 4)	—	52	1,247,111	(98,838)	(95,904)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,117,076	411,387	143,423	Investee accounted for using equity method
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,166,470	1,166,470	—	98	1,022,280	37,059	36,318	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	971,785	971,785	—	99	291,196	(14,350)	(14,278)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	209,723	27,623	27,623	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	165,630	4,360	4,360	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	22,342	2,323	2,323	Subsidiary (Note 3)

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661 (Note 4)	6,228,661 (Note 4)	87,480	20	5,999,174	(501,870)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,795,131 (Note 4)	3,565,441 (Note 4)	—	47	1,696,911	(98,838)	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032 (Note 4)	25,350 (Note 4)	—	100	270,054	(143,371)	Note 2	Subsidiary (Note 3)
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686 (Note 4)	60,962 (Note 4)	1	100	73,371	(42,826)	Note 2	Subsidiary (Note 3)

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133 (Note 4)	3,133 (Note 4)	1	100	3,051	(5)	Note 2	Subsidiary (Note 3)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2011				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2011 (Foreign Currencies in Thousands)		December 31, 2010 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	454,661	US$	51,404	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	89,041	US$	19,584	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	4,088	787	97	US$	11,258	US$	2,921	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,420	US$	543	Note 2	Subsidiary (Note 3)
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	16,532	14,153	97	US$	9,988	US$	(356)	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,864	US$	298	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	82		—	US$	(10,298)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	5		—	US$	(10,298)	Note 2	Investee accounted for using equity method (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	215,620	US$	50,409	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,937	US$	3,937	11,868	57	US$	1,425	US$	(1,054)	Note 2	Subsidiary (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,780	US$	1,700	—	100	US$	835	US$	(91)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	100	1	100	EUR	6,398	EUR	(3,502)	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.
Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.
Note 3:	Equity in earnings/losses was determined based on the unreviewed financial statements.
Note 4:	In August 2011, the Company adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring Motech, TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION OF INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2011 (US$ in Thousand)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of September 30, 2011 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of September 30, 2011 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of September 30, 2011
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	14,356,567 3,549,490)	(Note 1)	$ (US$	12,180,367 371,000)	$ (US$	2,176,200 75,000)	$—	$ (US$	14,356,567 446,000)	100%	$1,601,077 (Note 3)		$8,460,740	$—

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	961,412 31,466)	(Note 2)		—	(US$	71,660 2,500)	—	(US$	71,660 2,500)	8%	(Note 4)	(US$	152,770 5,000)	—

Accumulated Investment in Mainland China as of September 30, 2011 (US$ in Thousand)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)		Upper Limit on Investment (US$ in Thousand)

	$14,428,227		$19,087,712		$19,087,712
(US$	448,500)	(US$	601,000)	(US$	601,000)

Note 1:	TSMC directly invested US$446,000 thousand in TSMC China.
Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.
Note 3:	Amount was recognized based on the reviewed financial statements.
Note 4:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A.	For the nine months ended September 30, 2011

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
		TSMC North America	1	Sales	$175,631,354	—	54%
				Receivables from related parties	28,158,589	—	4%
				Other receivables from related parties	22,451	—	—
				Payables to related parties	18,988	—	—
		TSMC China	1	Sales	5,412	—	—
				Purchases	7,576,707	—	2%
				Marketing expenses - commission	48,001	—	—
				Sales of property, plant and equipment	2,691,880	—	1%
				Purchases of property, plant and equipment	70,491	—	—
				Gain on disposal of property, plant and equipment	99,662	—	—
				Other receivables from related parties	1,318,300	—	—
				Payables to related parties	878,485	—	—
				Other assets	9,048	—	—
		TSMC Japan	1	Marketing expenses - commission	204,379	—	—
				Payables to related parties	59,130	—	—
				Marketing expenses - commission	278,938	—	—
		TSMC Europe	1	Research and development expenses	32,781	—	—
0	TSMC			Payables to related parties	39,913	—	—
		TSMC Korea	1	Marketing expenses - commission	15,239	—	—
				Payables to related parties	1,407	—	—
		GUC (Note 3)	1	Sales	1,158,302	—	—
				Research and development expenses	5,718	—	—
		TSMC Technology	1	Research and development expenses	379,328	—	—
				Payables to related parties	86,055	—	—
		WaferTech	1	Sales	12,690	—	—
				Purchases	5,753,541	—	2%
				Sales of property, plant and equipment	72,880	—	—
				Gain on disposal of property, plant and equipment	1,463	—	—
				Other receivables from related parties	10,058	—	—
				Payables to related parties	657,374	—	—
		TSMC Canada	1	Research and development expenses	134,611	—	—
				Payables to related parties	17,865	—	—
		Xintec	1	Purchases	1,732	—	—
				Research and development expenses	5,868	—	—
				Manufacturing overhead	234,394	—	—
				Payables to related parties	41,917	—	—
		TSMC Solar Europe GmbH	1	Sales	148,898	—	—

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC Solar	1	Other receivables from related parties	$5,754	—	—
		TSMC Global	1	Interest expenses	19,771	—	—
				Other payables to related parties	10,693,900	—	1%
				Interest payable	20,398	—	—
1	GUC (Note 3)	TSMC North America	3	Purchases	296,462	—	—
				Manufacturing overhead	120,408	—	—
		GUC-NA	3	Operating expenses	61,369	—	—
				Manufacturing overhead	30,583	—	—
		GUC-Japan	3	Operating expenses	21,826	—	—
		GUC-Shanghai	3	Operating expenses	8,568	—	—
2	TSMC Partners	TSMC China	3	Long-term receivables from related parties	7,653,143	—	1%
		TSMC Solar	3	Other receivables from related parties	168,047	—	—
3	TSMC China	TSMC Partners	3	Long-term payables to related parties	7,656,411	—	1%
4	TSMC Global	TSMC	2	Interest income	19,421	—	—
				Other receivables from related parties	10,693,900	—	1%
				Interest receivable	20,398	—	—
5	TSMC Solar	TSMC Partners	3	Other payables to related parties	168,047	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 2 represents the transactions from subsidiary to parent company.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
Note 3:	The Company has no controlling interest over the financial, operating and personnel hiring policy decisions of GUC and its subsidiaries since July 2011. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

(Continued)

B.	For the nine months ended September 30, 2010

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statement Items	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
		TSMC North America	1	Sales	$160,415,902	—	50%
				Receivables from related parties	24,574,148	—	4%
				Other receivables from related parties	25,884	—	—
				Payables to related parties	48,973	—	—
		TSMC China	1	Sales	2,049	—	—
				Purchases	6,206,526	—	2%
				Marketing expenses - commission	42,140	—	—
				Gain on disposal of property, plant and equipment	38,745	—	—
				Acquisition of property, plant and equipment	66,097	—	—
				Disposal of property, plant and equipment	383,473	—	—
				Technical service income	3,680	—	—
				Other receivables from related parties	383,334	—	—
				Payables to related parties	873,981	—	—
				Deferred debits	20,821	—	—
		TSMC Japan	1	Marketing expenses - commission	196,939	—	—
				Payables to related parties	23,143	—	—
		TSMC Europe	1	Marketing expenses - commission	321,483	—	—
				Research and development expenses	18,989	—	—
0	TSMC			Payables to related parties	44,475	—	—
		TSMC Korea	1	Marketing expenses - commission	14,362	—	—
				Payables to related parties	1,609	—	—
		GUC	1	Sales	1,893,205	—	1%
				Research and development expenses	7,928	—	—
				Receivables from related parties	644,287	—	—
				Payables to related parties	8,601	—	—
		TSMC Technology	1	Research and development expenses	425,892	—	—
				Payables to related parties	84,463	—	—
		WaferTech	1	Sales	7,743	—	—
				Purchases	5,958,529	—	2%
				Gain on disposal of other assets	9,655	—	—
				Acquisition of property, plant and equipment	9,624	—	—
				Disposal of property, plant and equipment	22,024	—	—
				Disposal of other assets	9,655	—	—
				Other receivables from related parties	39,956	—	—
				Payables to related parties	671,004	—	—
		Xintec	1	Manufacturing overhead	214,590	—	—
				Research and development expenses	5,369	—	—
				Disposal of property, plant and equipment	3,841	—	—
				Other receivables from related parties	3,948	—	—
				Payables to related parties	69,583	—	—
		TSMC Canada	1	Research and development expenses	141,212	—	—
				Payables to related parties	14,647	—	—
(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statement Items	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
		TSMC North America	3	Purchases	$589,175	—	—
				Manufacturing overhead	161,306	—	—
				Payables to related parties	75,901	—	—
		GUC-NA	3	Manufacturing overhead	35,009	—	—
				Operating expenses	124,926	—	—
1	GUC			Accrued expenses	15,920	—	—
		GUC-Japan	3	Operating expenses	32,687	—	—
				Accrued expenses	3,450	—	—
		GUC-Europe	3	Operating expenses	1,467	—	—
		GUC-Shanghai	3	Operating expenses	16,014	—	—
				Accrued expenses	2,744	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)